SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated

AngloGold Limited
(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
    South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:   X      Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:

      No:
X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:

      No:
X
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:

      No:
X
Enclosures:
  Report for the quarter and year ended 31 December 2002
Report
for the quarter and year
ended 31 December 2002
Group results for the quarter ended 31 December 2002...
Solid set of results achieved despite expected lower mining grades at Morila and the stronger rand
Gold production 2% down at 1.55Moz
Headline earnings down 11% to $90m or 41 US cents per share
Ordinary shares sub-divided at close of business on 24 December 2002 on a 2:1 basis see note 1 on page 56
...and for the year
A very good year:

Total cash costs down 10% to $161/oz

Operating profit up 21% to $638m

Headline earnings up 29% to $368m
Gold production down 15% to 5.9Moz due to the sale of the Free State assets
Return on capital and return on equity 15% and 21% respectively
Reserves up by 22% to 72.3Moz and resources up by 2% to 287.6Moz
Final dividend declared at R6.75 or 78 US cents per share resulting in a total dividend for
2002 of R13.50 or 142 US cents per share
www.anglogold.com
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
Dec 02
Sept 02
Dec 02
Dec 01
Dec 02
Sept 02
Dec 02
Dec 01
Dollar/Imperial
Rand/Metric
Gold
Produced
 - oz (000)/kg
1,549
1,587
5,939
6,983
48,168
49,358
184,711
217,203
*Price received
 - $/oz /R/kg
314
305
303
287
96,911
102,267
101,817
79,523
Total cash costs
-  $/oz /R/kg
173
158
161
178
53,457
52,751
54,037
48,828
Total production costs
-  $/oz /R/kg
220
202
203
213
68,159
67,637
68,241
58,579
Operating profit
-  $/R million
184
150
650
517
1,758
1,566
6,784
4,521
Operating profit excluding unrealised
nonhedge derivatives
-  $/R million
155
174
638
527
1,478
1,822
6,683
4,647
Net profit
-  $/R million
100
81
332
245
955
850
3,444
2,180
Headline earnings
-  $/R million
107
88
376
281
1,021
925
3,920
2,476
Headline earnings before unrealised
nonhedge derivatives
-  $/R million
90
101
368
286
858
1,062
3,854
2,536
Capital expenditure
-  $/R million
89
64
271
298
880
665
2,842
2,567
Net earnings (basic)
-  cents per share
45
37
150
114
430
383
1,552
1,017
Headline earnings
-  cents per share
48
40
169
131
460
417
1,767
1,156
Headline earnings before unrealised
nonhedge derivatives
-  cents per share
41
46
166
133
387
479
1,737
1,184
Dividends
-  cents per share
142
87
1,350
900
* Price received includes realised non-hedge derivatives
$ represents US dollar, unless otherwise stated
Dear Shareholder
AngloGold`s results for the fourth quarter of 2002 reflect a sound operating performance. As predicted, production and profit levels at Morila declined compared to the third quarter, though they remain impressive. Compared to the third quarter, the South African rand strengthened by almost 8% against the US dollar. These factors combined to reduce headline earnings by
11% to $90 million. Gold production decreased by only 2% from the very high level of the
September quarter and, while dollar-denominated unit cash costs increased by 9% with the strengthened rand, the South African operations kept local currency costs steady.
Production levels at both Morila and Geita continue to be affected by substantial (though anticipated) decreases in grade this quarter. We expect grades and production to return to a steady state in the next two quarters. Similarly, at Sunrise Dam in Australia, as mining moved through lower grade areas of the pit during the fourth quarter, production was below the high levels of the September quarter, but still above target. Drilling results at the operation indicate sound performances for the future. Production at the Cripple Creek & Victor operation in
Colorado improved by 33% over the quarter as our efforts to overcome the recovery problems in the leach pad began to bear fruit.
AngloGold's results for the year 2002 are impressive, reflecting the longer-term benefits of the company's growth and risk diversification strategy. Although gold production declined with the sale of the Free State mines in South Africa, cash costs were down year-on-year by 10% to
$161 per ounce and headline earnings increased by 29% on the 2001 performance, to
$368 million.
Looking ahead, the increase in reserves has resulted in longer mine lives rather than increased production and we anticipate gold production for 2003 to be unchanged at around 6 million ounces, increasing to 6.5 million ounces in 2006. Part of the increased reserve is due to the rise in the gold price, which has the effect of making lower-grade areas profitable. This leads to a lower average grade overall and, consequently, increased unit costs which are also affected by the stronger rand. Total cash costs for 2003 are estimated to be $190 per ounce and total production costs $229 per ounce, with capital expenditure forecast at $330 million.
There are two other noteworthy developments. First, we publish our annual reserve and resource statement today and report a 22% increase in the company's ore reserve, to
72.3 million ounces. Included in this is a 30% increase in the South African ore reserve to
47.5 million ounces.
The company has reduced its hedging contracts by some 133 tonnes during the past year. In the light of the continued strength of the gold price and of the steady improvement in
AngloGold's operating performance over the past two years, and consequently the reduced need for the company to manage revenue through forward pricing, the Board has encouraged the continuing management and restructuring of the hedge book.
We also announce today that AngloGold proposes to pay a final dividend for the year of R6.75 per share, unchanged in rand terms from the interim dividend, but 22% higher in dollar terms at 78 US cents per share. This gives a total dividend for the year of R13.50 (R9.00 in 2001) and a yield of 4.4%, calculated on a share price of R305 per share. This level of dividend is consistent with AngloGold's established practice of paying out a high proportion of its earnings to shareholders, once we have provided for our organic growth objectives.
Russell Edey
Bobby Godsell
Chairman
Chief Executive Officer
30 January 2003
Bobby Godsell
Chief Executive Officer
Russell Edey
Chairman
Letter from
Chairman and CEO
2
Operating profit excluding
unrealised non-hedge
Production
Price received
Total cash costs
EBITDA
derivatives
oz %
 oz % $/oz % $m
%
$m
%
(000)
Variance**
(000)
Variance**
Variance**
Variance**
Variance**
Morila*
130  (24)
316      2   78   59                34            (19)
25
(19)
Great Noligwa
204
(3)
307
4
152
  12
  33
-
30
(3)
TauTona
168      -
307     5
142     8
  29  4
27
4
Cerro
Vanguardia*
66  29
336      5              108    5                 17              31
11
57
Kopanang
138      7
309     5
185      4
  15   -
13
-
Mponeng
127   (7)
304      4
186       9   15
(17)
7
(30)
Cripple Creek
& Victor*
76
 33
330
(1)
178
(3)
 12
-
5
(100)
Morro Velho
54
-
328
1
120
(2)
 11
-
8
-
Tau Lekoa
86
12
311
6
202
-
 10
43
7
40
Sunrise Dam
90
(14)
331
-
193
  14
 8
(53)
4
(67)
Jerritt Canyon*
63
11
327
(1)
221
(18)
 6
100
1
(100)
Sadiola*
48   20
325      9
204    19      5   -
2
-
Serra Grande*
22
(8)
326
1
94
 4
 5
-
4
-
Geita*
61               (26)
289  (4)
216     29
 4            (64)
1
(86)
Navachab
21                 (9)
318       1
168    19      4   -
3
(25)
Yatela*
29  (3)
325      4
202    16      4   -
2
(33)
Ergo
66    6
307      4
204      4     3
(25)
3
(25)
Union
Reefs
28 (3)
318     (4)
244    19      -
(100)
-
(100)
Savuka
48               (16)
307       5             320   21               (1)
(150)
(2)
(300)
Other
24
-
(15)
-
4
(33)
Anglogold
Group
1,549
(2)
314
3
173
9
199
(10)
155
(11)
*Attributable
**Variance quarter-on-quarter
Operations at a glance
3
OVERVIEW OF THE QUARTER AND THE YEAR
For the December quarter, AngloGold again
produced a solid set of results in the face of
predicted declining mining grades, specifically at
Morila, Geita and Sunrise Dam, and a stronger
South African currency, resulting in higher dollar
costs. Of the $19m reduction in operating profit,
$29m was on account of the lower grade and $14m
due to the strengthened rand.  More than half of this
was offset by a higher received gold price ($13m)
and increased volumes ($10m).  Costs were well-
contained on the South African operations at
R55,229/kg and on a cost per square metre basis
were 2% down at R2,664/m2.  Overall, total cash
costs increased by 9% to $173/oz.  Headline
earnings were 11% lower at $90m or 41 US cents
per share.
Gold production for the quarter decreased by 2% to
1.55Moz, as a result of the anticipated return to
lower grades at Morila in southern Mali, and at
Sunrise Dam in Australia, while production at Geita
in Tanzania was down, as expected, owing to the
second pit cutback.  In South Africa, the effect of the
lower grade at Great Noligwa was to a large extent
offset by the excellent performance of the other
operations which were able to increase their volume
mined.
AngloGold had a very good year in 2002.  Total cash
costs decreased by 10% to $161/oz, operating profit
increased by 21% to $638m and headline earnings
went up by 29% to $368m.  Gold production dropped
by some 15% to 5.94Moz as a result of the sale of
AngloGold's assets in the Free State in South Africa.
Returns on capital and equity for the year were 15%
and 21%, respectively.
AngloGold has declared a final dividend of R6.75 per
share for 2002 which, in dollar terms, is equal to
78 US cents per ADS, assuming an exchange rate of
R8.6/$1.  This gives a total dividend for the year of
R13.50, representing a yield of 4.4% calculated on a
share price of R305 per share (or $35 per ADS), the
closing price on the JSE Securities Exchange on
30 January 2003.
OPERATING RESULTS FOR THE QUARTER
SOUTH AFRICA
At Great Noligwa, a 2% increase in volume mined
was offset by a 3% drop in grade to 10.4g/t.  The
lower gold production, at 6,327kg (204,000oz), and
decreased income from by-products contributed to a
4% increase in total cash costs to R47,114/kg
($152/oz).  Operating profit decreased by 11% to
R288m ($30m).  Looking ahead to 2003, the grade is
expected to improve to around 11.5g/t, with
production exceeding the 27t (880,000oz) recorded
for 2002.  After the tragic seismic-related fatal
accidents of the second quarter, the mine's safety
record substantially improved over the remainder of
the year to the extent that it achieved one million
fatality-free shifts in November.
At  Kopanang, the increased volumes mined in
December, together with the higher grade
encountered, resulted in a 7% improvement in gold
production to 4,292kg (138,000oz).  Total cash costs
decreased by 3% to R57,312/kg ($185/oz) while
operating profit fell by 14% to R120m  ($13m),
mainly as a result of the lower rand gold price.
At Tau Lekoa, the year finished strongly with a 12%
improvement in gold production to 2,683kg
(86,000oz).  Total cash costs were 7% lower at
R62,360/kg ($202/oz) while operating profit
increased by 7% to R60m ($7m).
Mponeng performed well, despite being unable to
match the exceptional results of the September
quarter. Volume mined increased by 2%, although
gold production declined by 7% to 3,936kg
(127,000oz) as a result of lower grade.  Total cash
costs were held steady at R57,216/kg ($186/oz).
Operating profit at R66m ($7m) was down by 39%
due to the reduced gold production and lower rand
gold price.
An 11% decrease in volume mined at Savuka,
together with the drop in grade in the Carbon Leader
section, contributed to the 16% decline in gold
production to 1,500kg (48,000oz).  Total cash costs
increased by 11% to R98,863/kg ($320/oz).  The
operating loss of R16m ($2m) was directly
attributable to the reduced mining rates in the
interest of safety.  Eleven employees lost their lives
in accidents during the year.  The recent extension
FINANCIAL AND OPERATING REVIEW
4
of the mine's life has allowed for the mine to be
redesigned in such a way as to better manage
seismicity, which will positively impact on workplace
safety, and consequently, production.
TauTona  performed well, with mining volume
increasing by 9% and gold production steady at
5,227kg (168,000oz).  Total cash costs decreased
marginally to R43,842/kg ($142/oz) while operating
profit fell by 6% to R254m ($27m), partly because of
the lower rand price received.  The mine's safety
practices continue to yield positive results.  There
has not been a rock-related fatal accident since
September 2001 and in January 2003, the mine
achieved one million fatality-free shifts for the
second time in its 40-year history.
At  Ergo, good operational performance contributed
to the 6% increase in tonnes treated and the
consequent increase in gold production to 2,054kg
(66,000oz).  Total cash costs fell by 4% to
R62,856/kg ($204/oz), with operating profit declining
by 40% to R24m ($3m), following a lower price
received and a decision to accelerate the provision
for environmental rehabilitation.
Compared with 2001, the annual Lost Time Injury
Frequency Rate (LTIFR) for the South African region
improved by 14% to 9.99 -- the best rate ever
recorded for this region.
EAST AND WEST AFRICA
At  Geita (50% attributable), gold production
decreased by 26% to 61,000oz, due to an
anticipated 24% decline in recovered grade to
3.03g/t.  As a consequence of the lower production,
total cash costs increased by 29% to $216/oz.
Grade is expected to remain at this level for the first
quarter of 2003 before returning to an average of
approximately 4g/t for the rest of the year.  The mine
had three fatal accidents during the year, all
transport related.  This has led management to focus
particular attention on this aspect of mine safety and
to align contractors' safety standard with those of the
mine.
It was reported at the end of the September quarter
that the exceptionally high grades experienced
during that quarter at Morila (40% attributable) were
unlikely to be sustained beyond October 2002.  As
was anticipated, recovered grade declined by 38% to
15.11g/t and production for the fourth quarter fell by
24% to 130,000oz.  The decrease in production,
combined with higher costs due to a 22% increase in
tonnage throughput, resulted in total cash costs
rising by 59% to what remains a very creditable
$78/oz.  Operating profit decreased by 19% to $25m,
largely as a result of the lower grades and
decreased production.  The reduced grades will
probably continue to have an impact on the mine's
short-term performance, with grade likely to remain
lower than in the fourth quarter.
Navachab had another good quarter, with
production above target but 9% down on the
previous quarter at 21,000oz, mainly because of a
4% reduction in tonnage treated.  Total cash costs
increased by 19% to $168/oz, as a result of
decreased production and the strengthening of the
Namibian dollar against the US dollar.  Operating
profit declined by 25% to $3m.
Production at Sadiola (38% attributable) increased
by 20% to 48,000oz, largely as a result of the
treatment of a greater proportion of higher-grade
sulphide material over the lower-grade oxide
material.  This change led to an increase in the
quantity of reagents used and, coupled with
increased mining volume, resulted in an 19% rise in
total cash costs to $204/oz.  Operating profit was in
line with that of the previous quarter at $2m.
At  Yatela (40% attributable), gold production
decreased by 3% to 29,000oz.  Tonnes treated
increased by 20% quarter-on-quarter, but this was
largely offset by a larger-than-planned reduction in
recovered grade to 2.83g/t.  Total cash costs
increased by 16% to $202/oz as a result of the
combination of the higher mining volume and lower
production levels.
NORTH AMERICA
Production at Cripple Creek & Victor (67%
ownership with 100% interest in production) was
33% higher quarter-on-quarter at 76,000oz due to
improved solution grades and larger leach solution
volumes processed.  Total cash costs were 3% lower
than those of the third quarter at $178/oz.  During
the quarter, both crusher tonnage and leach solution
volumes reached design capacity levels.  Operating
profit improved to $5m.  On the safety front, the mine
completed its expansion programme without injury.
Jerritt Canyon's (70% attributable) production was
11% higher for the fourth quarter at 63,000oz.  The
increase in production was due to additional tons
processed and improved recoveries.  Total cash
costs at $221/oz were 18% lower, owing to lower
5
dewatering costs and decreased underground
mining costs.  Operating profit increased to $1m
from a deficit of $2m in the third quarter, as a result
of the higher gold production.
SOUTH AMERICA
At  Cerro Vanguardia (92.5% attributable), gold
production was 29% higher at 66,000oz.  The
production increase was largely owing to the greater
availability of the crusher plant and an enhanced
ore-mix treated, resulting from better management of
the higher clay content in the ore.  Total cash costs
were 5% higher at $108/oz.  Operating profit rose by
57% to $11m due to a 25% increase in the amount
of gold sold, the higher gold price received and lower
total production costs.
At  Morro Velho, gold production was stable at
54,000oz. Total cash costs were 2% lower quarter-
on-quarter at $120/oz while operating profit
remained stable at $8m.
At  Serra Grande (50% attributable) production
decreased by 8% to 22,000oz due to planned
reductions in both ore treated and recovered grade.
Total cash costs were 4% higher at $94/oz, while
operating profit was steady at $4m.
The South America region again had a good safety
performance this quarter, with its LTIFR below
AngloGold's Ontario Underground Metalliferous
Mines benchmark.  Both the Serra Grande and
Cerro Vanguardia operations were audited by
NOSA.  Serra Grande was awarded "5 star" rating
and Cerro Vanguardia maintained its "5 star" rating
and ISO14001 rating.  Morro Velho is expected to be
audited by NOSA in February 2003.
AUSTRALIA
Although mill throughputs at Sunrise Dam increased
slightly, scheduled mining moved to lower-grade
areas of the open pit, resulting in decreased grades
and a 14% decline in production to 90,000oz.  With
the lower production, total cash costs increased by
10% to A$341/oz ($193/oz).  Operating profit for the
quarter fell to A$7m ($4m), mainly because of the
impact of lower gold sales.   AngloGold acquired an
adjacent mining lease from Placer Dome late in
2002.  The lease covers the complete Sunrise pit
and its purchase will  enable full optimisation of the
Cleo MegaPit.
At Union Reefs, mining is now moving into its final
stages and has been directed towards the small,
dispersed resources that remain in the vicinity of the
plant.  In addition, processing of low-grade stockpiles
has commenced.  As a consequence, a fall in grade
resulted in slightly lower production (3%) of 28,000oz
and increased total cash costs (15%) of A$431/oz
($244/oz).  Operating profit decreased to A$1m
($0.5m) from A$4m ($2m) in the previous quarter.
The mine recorded no lost time injuries during 2002.
EXPLORATION
At Sadiola in Mali, sulphide infill drilling continued.
Notable intersections at a 1g/t cut-off include 18m at
3.46g/t from 440m; 21m at 4.11g/t from 332m; 39m
at 2.99g/t from 430m; 43m at 7.95g/t from 436m;
15m at 4.09g/t from 365m; and 60m at 3.19g/t from
376m.
Satellite oxide exploration focused on the FE3 and
FE4 targets, some 7km south-east of the Sadiola pit.
Intersections include 34m at 2.67g/t from 46m; 48m
at 2.80g/t gold from 58m; and 46m at 2.99g/t from
58m.
At  Yatela mineral resource modelling of the
Alamoutala  deposit situated 13km south-east of the
pit, has increased the Mineral Resource by
170,000oz (69,000oz attributable).  Pending the
current feasibility study, mining of the deposit is
scheduled to commence in July 2003.
Six diamond holes were completed in the Western
Fringe area of the Morila pit, and with the exception
of one of the holes, all intersected mineralisation
more than 200m west of the current ore envelope.
Results for five of the holes have been received,
yielding 52m at 2.06g/t from 243m; 63m at 2.11g/t
from 178m; 8m at 3.57g/t from 23m; 29m at 2.52g/t
from 275m; 15m at 1.08g/t from 47m; and 13m at
20.71g/t from 48m including 1m at 227.6g/t.
RAB (rotary airblast) drilling continued on three
greenfields prospects in southern Mali with assays
pending.
In Tanzania, infill drilling at Geita was completed at
the Star and Comet and Ridge 8 projects.
Significant intersections at Star and Comet include:
7m at 8.36g/t from 76m; 6m at 10.00g/t from 122m;
and 19m at 17.30g/t from 113m.  Updating of the
mineral resource model generated an additional
2.48Mt at 2.97g/t for 240,000oz (120,000oz
attributable).
6
Notable values at Ridge 8 include: 10m at 4.70g/t
from 191m; 21m at 3.60g/t from 67m; and 30m at
3.40g/t from 188m.
Drilling was completed in the area between Geita Hill
and Lone Cone.  Results include: 19m at 4.70g/t
from 106m; 22m at 5.20g/t from 105m and 18m at
3.50g/t from 133m.
At Navachab in Namibia, drilling of the MC second
shoot north of the pit was completed.  Intersections
include: 40m at 4.77g/t from 10m; 34m at 5.77g/t
from surface; 38m at 4.61g/t from 4m; and 28m at
4.65g/t from 6m.  An extensive drilling programme is
planned during 2003 as part of the expansion
project.
In  North America extensive geophysical surveying
was completed at the Red Lake joint venture in
Canada during the quarter.  Results are being
compiled from preliminary drilling for follow-up work
in 2003.
In  Nevada, three Great Basin projects were drill-
tested with a further three targets to be drill-tested
during 2003.
Resource development drilling continued at both
Jerritt Canyon  and  Cripple Creek & Victor  joint
ventures, in support of life of mine plans.
Mineralisation defined at Cripple Creek will require
further drilling in 2003.
In  South America, high-grade gold intercepts in
both the oxide and sulphide mineralisation at
Corrego do Sitio in Brazil has extended
mineralisation in the open-pit zones.  Best
intersections include 6.30m at 26.00g/t from 1m;
5.50m at 16.30g/t from 17m; 15.8m at 13.35g/t from
41m; 10.00m at 11.18g/t from 9m; and 4.15m at
32.68g/t from 91m.  Ramp development to access
sulphide mineralisation at Corrego do Sitio is
progressing well.  Drilling at the Lamego project has
extended mineralisation, which is considered to be
open along strike to the north-east.
At Cerro Vanguardia in Argentina, exploration
activities were focused on drilling extensions at the
Dany, Osvaldo Diez, Mangas and Jani veins.
In  Peru three greenfields targets were drill-tested
with the La Rescatada project in southern Peru
warranting further drilling in 2003.  Target generation
in Peru continues to provide numerous targets that
require follow up during 2003.
In Australia at Sunrise Dam, exploration during the
quarter concentrated on testing extensions of the
Dolly-Cosmo zone, yielding significant results from
Dolly including: 19m at 4.00g/t; 2m at 15.45g/t; and
24m at 5.58g/t.  This drilling also intersected a new
lode to the east of Cosmo ("Hammerhead"), with
results including 11m at 36.58g/t and 8m at 5.30g/t.
A first-pass drilling programme testing extensions of
the Sunrise Shear zone intersected the structure up
to 300m north-west of the current underground
resource, with results including 4m at 8.49g/t and 7m
at 3.87g/t.
Step-out drilling continued west of Coyote, and
limited drilling was undertaken within the main
Coyote area for resource definition and confirmation
of geological interpretations.  Best intercepts from
drilling within the main Coyote area included: 4m at
15.54g/t; 11m at 33.23g/t and 3m at 12.30g/t.
In  South Africa, the Ventersdorp Contact Reef
(VCR) was intersected in two surface holes being
drilled to the west of the Tau Lekoa Mine.  Assay
results are expected early in 2003.  One surface
borehole is continuing to be drilled at Moab
extension to confirm predicted structure and grade.
The drilling has not yet reached its target.
Note:
All references to price received includes the realised non-hedge derivative gains (losses).
All references to operating profits and headline earnings excludes unrealised non-hedge derivative gains (losses).
Rounding of figures may result in computational discrepancies.
In the case of Joint Venture operations, all production and
financial results are attributable to AngloGold.
7
The price of gold finished the year strongly, touching a high of $354/oz in December.
The average spot price for the quarter of $323/oz is almost $10 higher than the price for the previous quarter. Market volatility also increased with a price range of $45/oz for the quarter. The US dollar moved in the other direction, downwards against other currencies, including the rand. The local currency gained almost 20% against the dollar during this quarter, finishing at an exchange rate of R8.55 to the dollar, off an opening rate of R10.41. Both of these trends have been maintained into 2003.
The factors which drove the gold price during 2002 made a particularly strong impact in the final quarter. These factors included US dollar weakness, international political tension, equity market declines and a halt to the dismantling of producer hedging.
This last factor had the effect of both lowering gold producer selling in the spot market, and introducing some buying in the market. During this past quarter, the price was influenced most significantly by dollar weakness and escalating conflict over Iraq. Over the past year, the spot price has responded almost perfectly to the dollar's fall against the euro (see graph below), and this correlation was maintained in the final quarter. The additional tension in the Middle East provided the lift to take gold up further. All of the factors that have been positive for gold in 2002 remain firmly in play, and there is good reason to expect higher gold prices in the year ahead.
Under the favourable price performance of
gold, the physical market continued to show
weakness throughout 2002. There has been a
decline in physical demand for gold in both
the jewellery and the investment sectors,
with exceptions in only a few countries.
Compounding this lower demand, scrap sales
and gold recycling have increased sharply in
the face of higher gold prices. The negative
impact of these factors in the physical market
has been mitigated to a degree by slightly
lower new mine production, and by the
reduction in supply occasioned by the run-
down in gold producer hedging referred to
above. As is the case in all periods of rising
gold prices and gold price volatility, the
physical market should revive once the price
returns to a stable trading range for a period of time. However, with further gold price volatility expected in 2003, a resurgence of physical demand should not be expected immediately.
1.3
1.25
1.2
1.15
1.1
1.05
1
0.95
0.9
1.3
1.25
1.2
1.15
1.1
1.05
1
0.95
0.9
2 Jan 02
11 Jan 02
22 Jan 02
31 Jan 02
11 Feb 02
20 Feb 02
1 Mar 02
12 Mar 02
21 Mar 02
1 Apr 02
10 Apr 02
19 Apr 02
30 Apr 02
9 May 02
20 May 02
29 May 02
7 Jun 02
18 Jun 02
27 Jun 02
8 Jul 02
17 Jul 02
26 Jul 02
8 Aug 02
15 Aug 02
26 Aug 02
4 Sep 02
13 Sep 02
24 Sep 02
3 Oct 02
14 Oct 02
23 Oct 02
1 Nov 02
12 Nov 02
21 Nov 02
2 Dec 02
11 Dec 02
20 Dec 02
31 Dec 02
10 Jan 03
GOLD
EUR0
Kelvin Williams
Marketing Director
Review
of the gold market
$/Euro rate and $ gold price indexed 2002
8
A critical factor in the strength of the gold market in 2002 has been the return of investor and speculator interest in the metal. This interest has not translated particularly into demand for physical gold, but can most certainly be seen in the derivative markets, and particularly in the futures and options positions on the New York Comex and, from time to time, on the Tokyo Comex. There is no doubt also a considerable over-the-counter derivative trade in gold, although this is not easily measured. The importance of this gold buying in the derivatives markets for the gold price can be seen from the graph below, showing gold trading positions on New York Comex from the beginning of 2000, and the
US dollar spot price of gold. Buying in the derivatives markets is directly influenced by the factors referred to above, and is directly responsible for moving the price of gold.
Compared with the previous
quarter, the net delta hedge
position reflects a reduction of
some 120,000oz, or 4t. This small
reduction was achieved in the face
of a sharply higher dollar gold
price which has the effect of
increasing the net delta of open
option positions in the hedge.
Notwithstanding this, the overall
cover in the book continues to
decrease. As an illustration,
without changes to the hedge
book during the fourth quarter of
2002, the hedge book of 324t net
short as reported to shareholders
at 30 September 2002 valued at
the market rates for
31 December 2002 would have risen to 344t. Likewise, the negative marked-to-market value at 30 September of ($441m) would have risen, unmanaged, to ($674m). Instead, the actual delta of 319.7t (10.3Moz) gives some measure of the underlying reduction and restructuring in the overall book. Noting the continued strength of the gold price and of the reduced need for the company to manage revenue through forward pricing, the
Board, at its meeting on 30 January 2003, encouraged the continuing management of the hedge book.
Kelvin Williams
Marketing Director
12
10
8
6
4
2
0
-2
-4
-6
-8
350
325
300
275
250
Moz
US$/oz
4 Jan 00
22 Feb 00
11 Apr 00
30 May 00
18 Jul 00
05 Sep 00
24 Oct 00
12 Dec 00
30 Jan 01
20 Mar 01
08 May 01
26 Jun 01
14 Aug 01
02 Oct 01
20 Nov 01
08 Jan 02
26 Feb 02
16 Apr 02
04 Jun 02
23 Jul 02
10 Sep 02
29 Oct 02
17 Dec 02
NY Comex: Futures and options Jan 2000  Jan 2003
$ gold price
Open contracts
9
As at 31 December 2002, the group had outstanding, the following forward-pricing commitments against future production.  The total net delta tonnage of the hedge on this date was 10.28Moz or 319.7t (at 30 September 2002: 10.40Moz or 323.6t).
The marked-to-market value of all hedge transactions making up the hedge positions was a negative R3.81bn (negative $446.6m)
as at 31 December 2002 (at 30 September 2002: negative R4.65bn  negative $442.3m).  These values were based on a gold price of $345.50 per ounce, exchange rates of R/$8.53 and A$/$0.56 and the prevailing market interest rates and volatilities at the time.
As at 29 January 2003, the marked-to-market value of the hedge book was a negative $591.3m (negative R5.085bn) based on a gold price of $363/oz and exchange rates of R/$8.6 and A$/$0.588 and the prevailing market interest rates and volatilities at the time.
These marked-to-market valuations are in no way predictive of the future value of the hedge position nor of future impact on the revenue of the company.  The mark-to market represents the current profit/loss value of the hedge book at market prices and rates available at that time.
Year
2003
2004
2005
2006
2007 2008-2012
Total
DOLLAR GOLD
Forward Contracts
Amount (kg)
15,289
18,056
25,049
19,862
18,974
25,878
123,108
$ per oz
$307
$313
$325
$333
$337
$355
$331
Put Options Purchased
Amount (kg)
5,808
796
757
563
728
8,652
$ per oz
$352
$291
$291
$291
$292
$332
*Delta (kg)
2,353
119
129
99
126
2,826
Put Options Sold
Amount (kg)
12,752
7,465
20,217
$ per oz
$307
$317
$311
*Delta (kg)
1,837
2,034
3,871
Call Options Purchased
Amount (kg)
4,555
572
5,127
$ per oz
$351
$360
$352
*Delta (kg)
2,339
277
2,616
Call Options Sold
Amount (kg)
18,830
5,829
16,360
14,681
14,308
54,245
124,253
$ per oz
$332
$330
$322
$329
$336
$363
$344
*Delta (kg)
13,150
3,835
11,415
9,983
9,656
39,963
84,002
RAND GOLD
Forward Contracts
Amount (kg)
15,936
12,476
9,855
6,335
4,541
3,732
52,875
Rand per kg
R82,931
   R98,532    R119,730     R108,426       R114,915
R119,580
R101,860
Put Options Purchased
Amount (kg)
1,875
1,875
1,875
1,875
7,500
Rand per kg
R93,602
R93,602
R93,602
R93,602
R93,602
*Delta (kg)
399
322
258
209
1,188
Put Options Sold
Amount (kg)
Rand per kg
*Delta (kg)
Call Options Purchased
Amount (kg)
Rand per kg
*Delta (kg)
Call Options Sold
Amount (kg)
6,553
4,688
4,687
4,688
2,986
11,944
35,546
Rand per kg
R100,140   R115,284    R131,944      R132,647     R173,119
R209,288
R153,424
*Delta (kg)
3,798
2,340
2,259
2,620
1,076
4,900
16,993
HEDGE POSITION AT 31 DECEMBER 2002
10
Year
2003
2004
2005
2006
2007                2008-2012
Total
AUS DOLLAR (A$) GOLD
Forward Contracts
Amount (kg)
16,392
5,443
6,221
9,331
8,398
13,343
59,128
A$ per oz
A$544
A$548
A$652
A$644
A$590
A$603
A$591
Put Options Purchased
Amount (kg)
A$ per oz
*Delta (kg)
Put Options Sold
Amount (kg)
A$ per oz
*Delta (kg)
Call Options Purchased
Amount (kg)
3,888
3,110
6,221
3,732
11,197
28,148
A$ per oz
A$701
A$724
A$673
A$668
A$702
A$693
*Delta (kg)
1,251
1,368
3,776
2,400
7,469
16,264
Call Options Sold
Amount (kg)
4,821
4,821
A$ per oz
A$662
A$662
*Delta (kg)
2,354
2,354
Total Net Gold:
Delta (kg)
64,243
40,279
53,818
44,663
40,371
76,348
319,723
Delta (oz)
2,065,462                 1,295,012              1,730,288                1,435,961            1,297,969
2,454,640                  10,279,332
RAND DOLLAR (000)
Forward Contracts
Amount ($)
Rand / $
Put Options Purchased
Amount ($)
Rand per $
*Delta ($)
Put Options Sold
Amount ($)
Rand per $
*Delta ($)
Call Options Purchased
Amount ($)
Rand per $
*Delta ($)
Call Options Sold
Amount ($)
10,000
10,000
Rand per $
R9.12
R9.12
*Delta ($)
1,550
1,550
AUS DOLLAR (000)
Forward Contracts
Amount ($)
29,428
29,275
10,847
69,550
$ per A$
A$0.59
A$0.59
A$0.51
A$0.58
*The delta position indicated reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black and Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 December 2002.
11
Overall, ore reserves have increased by 22% from 59.4Moz to 72.3Moz and mineral resources by 2% from 281.7Moz to 287.6Moz during the 12 months ended
31 December 2002. (These figures exclude the Free State assets which were declared effectively sold on 1 January 2002)
Mineral resources were calculated at $400/oz, at an exchange rate of R10.5=$1
Ore reserves were calculated at $325/oz, at an exchange rate of R10.5=$1
The ore reserve depletion for 2002 (that is, the reduction in the ore reserves due to mining) was 6.5Moz. Reserve additions excluding depletion were 19.6Moz (excluding the Free State), a 33% increase on the 2001 stated reserve.
These ore reserves are relatively insensitive to changes in gold price and exchange rates of up to 10%, positive or negative.
Growing reserves
Some of the significant increases in ore reserves include:
Mponeng  increase by 4.6Moz mainly due to the inclusion of the Mponeng CL and
VCR below 120 level
Moab Khotsong  increase by 4.3Moz due to the inclusion of the Phase 2 project which aims to exploit the Vaal reef below 101 level
TauTona  increase by 0.8Moz due to the inclusion of the CL below 120 level, the area East of the Bank Dyke on 116 level and the VCR area "A"
Savuka and Tau Lekoa  increase by 1.2Moz and 0.7Moz respectively owing to changes in mine design leading to additional life at both operations
Geita  increase by 0.8Moz due to the redesign of the Nyankanga, Geita Hill and
Lone Cone pits as well as the inclusion of the Chipaka, Area 3W and Roberts pits
Cerro Vanguardia  increase of 1.1Moz mainly as a result of AngloGold's increase in ownership to 92.5%.
(The above figures are the year-on-year difference in reserve including the effect of depletion)
Reserves and Resources as at 31 December 2002
Continuing the
Growth story
12
MINERAL RESOURCE AND ORE RESERVE COMPARISON 2001 vs 2002
Gold Content (Attributable)
REGION
(Moz)
2001
2002 Difference
Difference %
SOUTH AFRICA
Resource
228.1
228.6
0.5
0
(excluding Free State)
Reserve
36.6
47.5
10.9
30
EAST AND WEST AFRICA
Resource
16.9
20.7
3.8
22
Reserve
7.8
8.7
0.9
12
AUSTRALIA
Resource
11.8
11.8
0.0
0
Reserve
6.2
6.3
0.1
2
NORTH AMERICA
Resource
10.1
10.1
0.0
0
Reserve
5.7
4.7
(1.0)
(18)
SOUTH AMERICA
Resource
14.8
16.3
1.5
10
Reserve
3.1
5.1
2.0
65
TOTAL ANGLOGOLD
Resource
281.7
287.6
5.9
2
(excluding Free State*)
Reserve
59.4
72.3
12.9
22
* The Free State assets were declared sold as at 1 January 2002. Reserves of 9.0Moz and resources of 65.1Moz for the Free State operations were included in the AngloGold reserves and resources statement as at 31 December 2001.
Competent persons
Competent persons, designated in terms of the JORC and SAMREC codes and taking corporate responsibility for the reporting of AngloGold's Mineral Resources are:
VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MAusIMM,
17 years' experience
MF O'Brien, MSc (Engineering), BSc (Hons) (Geology), Pr.Sci.Nat., MAusIMM,
23 years' experience
Designated competent persons taking corporate responsibility for the reporting of Ore
Reserves are:
BW Guenther, BSc (Mining Engineering), MAusIMM, 22 years' experience
DL Worrall, ACSM, MAusIMM, 22 years' experience
J van Zyl Visser, BSc (Mineral Resource Management), PLATO, 16 years' experience
The competent persons are employed by AngloGold Limited and have consented to the inclusion of the Mineral Resources and Ore Reserves information outlined above.
NOTES
Supplementary information containing a detailed breakdown of the Mineral Resources and Ore
Reserves, together with plans of the South African operations, will be provided in the annual report section of the AngloGold website (www.anglogold.com) and will be available in March 2003.
Following the release of the annual report in March, the supplementary information will also be available from the AngloGold offices at the addresses given on the back cover of this report.
13
METRIC
IMPERIAL
Tonnes
Grade
Contained gold
Tons
Grade  Contained gold
million
g/t
tonnes
million
oz/t
million oz
East & West Africa*
Proved
21.5  3.50
75.1         23.7
0.102
2.4
Probable
52.3  3.73    195.3           57.7
0.109
6.3
Total
73.8  3.66    270.4           81.4
0.107
8.7
Australia*
Proved
49.0  1.42
69.7         54.0
0.042
2.2
Probable
100.4    1.26
126.4          110.7
0.037
4.1
Total
149.4    1.31
196.1          164.7
0.038
6.3
North America*
Proved
57.8  1.34
77.7           63.7
0.039
2.5
Probable
69.4  0.99
68.8           76.5
0.029
2.2
Total
127.3               1.15     146.5
140.3
0.034
4.7
South Africa
(2)
Proved
94.7               2.22    210.4          104.4
0.065
6.8
Probable
246.3     5.14   1,267.2            271.5
0.150
40.7
Total
341.0     4.33   1,477.5            375.9
0.126
47.5
South America*
Proved
15.3              6.22
  95.5          16.9
0.181
3.1
Probable
12.7              4.92
  62.4          14.0
0.143
2.0
Total
28.0              5.63    157.8           30.9
0.164
5.1
Totals*
Proved
238.3    2.22       528.3           262.7
0.065
17.0
Probable
481.2    3.57   1,720.0
530.4
0.104
55.3
Total
719.5    3.12   2,248.3           793.1
0.091
72.3
* Reserves attributable to AngloGold
(2)
Excludes the Free State Mines which were sold to Harmony effective from 1 January 2002
Ore reserves
(as at 31 December 2002)
14
METRIC
IMPERIAL
Tonnes
Grade
Contained gold
Tons
Grade  Contained gold
million
g/t
tonnes
million
oz/t
million oz
East & West Africa**
Measured
37.5  2.68                      100.7 41.3               0.078
3.2
Indicated
107.6    2.81    301.9  118.6
0.082
9.7
Inferred
144.4    1.68
242.2  159.2                  0.049
7.8
Total
289.5    2.23
644.7  319.1                 0.065
20.7
Australia**
Measured
61.2  1.41
86.4  67.5              0.041
2.8
Indicated
143.5    1.22
175.0  158.2                0.036
5.6
Inferred
89.7  1.18
106.3     98.9               0.035
3.4
Total
294.4   1.25
367.7  324.5                 0.036
11.8
North America**
Measured
85.1             1.24
105.7     93.8                0.036
3.4
Indicated
107.3  1.12
120.1     118.3
0.033
3.9
Inferred
69.2            1.28
88.7   76.3             0.037
2.9
Total
261.6  1.20
314.6     288.4                         0.035
10.1
South Africa
(2)
Measured
300.3  1.84
552.1  331.0                0.054
17.8
Indicated
647.7  4.42                     2,865.1    714.0
0.129
92.1
Inferred
463.1  7.97                      3,692.3  510.5                0.233           118.7
Total
1,411.0     5.04    7,109.5    1,555.4                   0.147                             228.6
South America**
Measured
32.4            4.41
143.1   35.7 0.129
4.6
Indicated
22.1            4.68
103.4   24.4 0.137
3.3
Inferred
42.2            6.20
261.8   46.5 0.181
8.4
Total
96.7            5.26
508.4          106.6 0.153
16.3
Totals**
Measured
516.5  1.91
988.0         569.3                   0.056
31.8
Indicated
1,028.2      3.47    3,565.5
1,133.4                0.101
114.6
Inferred
808.6  5.43                    4,391.3         891.3                    0.158                       141.2
Total
2,353.2      3.80    8,944.8
2,594.0                       0.111
287.6
** Resources attributable to AngloGold
(1)
Inclusive of the Ore Reserve component
(2)
Excludes the Free State Mines which were sold to Harmony effective from 1 January 2002
NB:Rounding of figures may result in computational discrepancies
Mineral resources
(1)
(as at 31 December 2002)
15
GROUP OPERATING RESULTS
Issued Capital:
222,622,022 ordinary shares of 25 cents each
2,000,000 A redeemable preference shares
778,896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company
Weighted average:
221,883,567 ordinary shares in issue for the year
Statistics are shown in metric units and financial figures in South African rand.
Quarter
Quarter
Year
Year
ended
ended
ended
ended
December
September
December
December
2002
2002
2002
2001
GOLD
UNDERGROUND OPERATIONS
Tonnes milled
- 000
3,500

3,466

13,426

17,954

Yield
- g/t
 8.04

 8.17

 8.27

 8.20

Gold produced
- kg
28,148

28,311

111,017

147,250

PRODUCTIVITY
g/employee
- target
252

256

247

219

- actual
240

242

238

214

SURFACE AND DUMP RECLAMATION
Tonnes treated
- 000
9,743

9,410

38,366

50,355

Yield
- g/t
 0.29

 0.29

 0.30

 0.32

Gold produced
- kg
2,798

2,692

11,350

15,976

OPEN-PIT OPERATIONS
Tonnes mined
- 000
28,711

28,624

109,987

85,790

Stripping ratio *
 2.73

 3.00

 3.05

 2.17

Tonnes treated
- 000
7,705

7,162

27,186

27,042

Yield
- g/t
 2.24

 2.56

 2.29

 2.00

Gold produced
- kg
17,222

18,355

62,344

53,977

TOTAL
Gold produced
- kg
48,168

49,358

184,711

217,203

Gold sold
- kg
48,602

49,295

184,798

217,862

Price received
- R/kg sold **
96,911

102,267

101,817

79,523

Total cash costs
- R/kg produced
53,457

52,751

54,037

48,828

Total production costs
- R/kg produced
68,159

67,637

68,241

58,579

CAPITAL EXPENDITURE  -  Rm
880

665

2,842

2,567

* Stripping ratio = (tonnes mined - tonnes treated) / tonnes treated
** Price received includes realised non-hedge derivatives
16
GROUP OPERATING RESULTS
Issued Capital:
222,622,022 ordinary shares of 25 cents each
2,000,000 A redeemable preference shares
778,896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company
Weighted average:
221,883,567 ordinary shares in issue for the year
Statistics are shown in imperial units and financial figures in US dollars.
Quarter
Quarter
Year
Year
ended
ended
ended
ended
December
September
December
December
2002
2002
2002
2001
GOLD
UNDERGROUND OPERATIONS
Tons milled
- 000
3,858

3,821

14,800

19,792

Yield
- oz/t
 0.235

 0.238

 0.241

 0.239

Gold produced
- oz 000
905

910

3,569

4,734

PRODUCTIVITY
oz/employee
- target
 8.11

 8.22

 7.95

 7.05

- actual
 7.71

 7.76

 7.66

 6.87

SURFACE AND DUMP RECLAMATION
Tons treated
- 000
10,740

10,373

42,292

55,506

Yield
- oz/t
 0.008

 0.008

 0.009

 0.009

Gold produced
- oz 000
90

87

365

514

OPEN-PIT OPERATIONS
Tons mined
- 000
31,649

31,554

121,242

94,567

Stripping ratio *
 2.73

 3.00

 3.05

 2.17

Tons treated
- 000
8,493

7,894

29,966

29,808

Yield
- oz/t
 0.065

 0.075

 0.067

 0.058

Gold produced
- oz 000
554

590

2,005

1,735

TOTAL
Gold produced
- oz 000
1,549

1,587

5,939

6,983

Gold sold
- oz 000
1,562

1,585

5,941

7,004

Price received
- $/oz sold **
314

305

303

287

Total cash costs
- $/ounce produced
173

158

161

178

Total production costs
- $/ounce produced
220

202

203

213

Rand/US Dollar average exchange rate
 9.62

 10.42

 10.48

 8.62

CAPITAL EXPENDITURE  -  $m
89

64

271

298

* Stripping ratio = (tons mined - tons treated) / tons treated
** Price received includes realised non-hedge derivatives
17
GROUP INCOME STATEMENT
Quarter
Quarter
Year
Year
ended
ended
ended
ended
December
September
December
December
SA Rand million
2002
2002
2002
2001
Gold income
4,814

5,015

18,372

17,590

Cost of sales
(3,341)

(3,328)

(12,550)

(12,973)

Cash operating costs
2,506

2,569

9,812

10,454

Other cash costs
90
84

291

240

Total cash costs
2,596

2,653

10,103

10,694

Retrenchment costs
-
5

30

185

Rehabilitation and other non-cash costs
74

20

119

123

Production costs
2,670

2,678

10,252

11,002

Amortisation of mining assets
657

733

2,566

1,884

Total production costs
3,327

3,411

12,818

12,886

Inventory change
14

(83)

(268)

87

1,473

1,687

5,822

4,617

Non-hedge derivatives
285

(121)

962

(96)

Operating profit *
1,758

1,566

6,784

4,521

Corporate administration and other expenses
(73)

(72)

(258)

(194)

Market development costs
(45)

(46)

(179)

(133)

Exploration costs
(63)

(90)

(296)

(228)

Interest receivable
84

84

373

176

Other net (expense) income
(36)

(41)

(91)

1

Finance costs
(100)

(105)

(464)

(608)

Abnormal item - settlement of claim
-

-

(102)

-

Profit before exceptional items
1,525

1,296

5,767

3,535

Amortisation of goodwill
(67)

(73)

(293)

(259)

Debt written-off
-

-

-

(21)

Impairment of mining assets
-

-

-

(3)

Loss on disposal of assets
(6)

(2)

(145)

(32)

Impairment reversal of investments
-

-

-

67

Termination of retirement benefit plans
(1)

-

2

(54)

Profit on ordinary activities before taxation
1,451

1,221

5,331

3,233

Taxation
(447)

(328)

(1,730)

(983)

Normal taxation
(211)

(364)

(1,315)

(950)

Deferred taxation
(127)

(83)

(387)

(105)

Deferred tax on unrealised non-hedge derivatives
(117)

119

(35)

66

Taxation on abnormal item
-

-

47

-

Taxation on exceptional items
8

-

(40)

6

Profit on ordinary activities after taxation
1,004

893

3,601

2,250

Minority interest
(49)

(43)

(157)

(70)

Net profit
955

850

3,444

2,180

1,478

1,822

6,683

4,647

Headline earnings
The net profit has been adjusted by the following
to arrive at headline earnings:
Net profit
955

850

3,444

2,180

Amortisation of goodwill
67

73

293

259

Debt written-off
-

-

-

21

Impairment of mining assets
-

-

-

3

Loss on disposal of assets
6

2

145

32

Impairment reversal of investments
-

-

-

(67)

Termination of retirement benefit plans
1

-

(2)

54

Taxation on exceptional items
(8)

-

40

(6)

Headline earnings
1,021

925

3,920

2,476

Unrealised non-hedge derivatives
(280)

256

(101)

126

Deferred tax on unrealised non-hedge derivatives
117

(119)

35

(66)

858

1,062

3,854

2,536

Earnings per ordinary share - cents
 - Basic
430

383

1,552

1,017

 - Headline
460

417

1,767

1,156

 - Headline before unrealised non-hedge derivatives
387

479

1,737

1,184

Dividends
 - Rm
3,008

1,974

 - cents per share
1,350

900

The results have been reviewed by the auditors and are prepared in accordance with International Accounting Standards.
* Operating profit excluding unrealised non-hedge derivatives
Headline earnings before unrealised non-hedge derivatives
18
GROUP INCOME STATEMENT
Quarter
Quarter
Year
Year
ended
ended
ended
ended
December
September
December
December
US Dollar million
2002
2002
2002
2001
Gold income
502

481

1,761

2,041

Cost of sales
(348)

(320)

(1,203)

(1,519)

Cash operating costs
261

247

939

1,226

Other cash costs
9

8

28

29

Total cash costs
270

255

967

1,255

Retrenchment costs
-

1

3

22

Rehabilitation and other non-cash costs
8

2

12

13

Production costs
278

258

982

1,290

Amortisation of mining assets
68

70

245

220

Total production costs
346

328

1,227

1,510

Inventory change
2

(8)

(24)

9

154

161

558

522

Non-hedge derivatives
30

(11)

92

(5)

Operating profit *
184

150

650

517

Corporate administration and other expenses
(8)

(7)

(25)

(22)

Market development costs
(5)

(4)

(17)

(16)

Exploration costs
(6)

(9)

(28)

(26)

Interest receivable
9

8

36

20

Other net (expense) income
(4)

(4)

(9)

(1)

Finance costs
(11)

(10)

(44)

(72)

Abnormal item - settlement of claim
-

-

(10)

-

Profit before exceptional items
159

124

553

400

Amortisation of goodwill
(7)

(7)

(28)

(29)

Debt written-off
-

-

-

(3)

Impairment of mining assets
-

-

-

(1)

Loss on disposal of assets
(1)

-

(13)

(4)

Impairment reversal of investments
-

-

-

6

Termination of retirement benefit plans
-

-

-

(5)

Profit on ordinary activities before taxation
151

117

512

364

Taxation
(46)

(32)

(165)

(111)

Normal taxation
(22)

(35)

(124)

(103)

Deferred taxation
(13)

(8)

(39)

(13)

Deferred tax on unrealised non-hedge derivatives
(12)

11

(4)

5

Taxation on abnormal item
-

-

5

-

Taxation on exceptional items
1

-

(3)

-

Profit on ordinary activities after taxation
105

85

347

253

Minority interest
(5)

(4)

(15)

(8)

Net profit
100

81

332

245

155

174

638

527

Headline earnings
The net profit has been adjusted by the following
to arrive at headline earnings:
Net profit
100

81

332

245

Amortisation of goodwill
7

7

28

29

Debt written-off
-

-

-

3

Impairment of mining assets
-

-

-

1

Loss on disposal of assets
1

-

13

4

Impairment reversal of investments
-

-

-

(6)

Termination of retirement benefit plans
-

-

-

5

Taxation on exceptional items
(1)

-

3

-

Headline earnings
107

88

376

281

Unrealised non-hedge derivatives
(29)

24

(12)

10

Deferred tax on unrealised non-hedge derivatives
12

(11)

4

(5)

90

101

368

286

Earnings per ordinary share - cents
 - Basic
45

37

150

114

 - Headline
48

40

169

131

 - Headline before unrealised non-hedge derivatives
41

46

166

133

Dividends
 - $m
317

190

 - cents per share
142

87

The results have been reviewed by the auditors and are prepared in accordance with International Accounting Standards.
* Operating profit excluding unrealised non-hedge derivatives
Headline earnings before unrealised non-hedge derivatives
19
GROUP BALANCE SHEET
December
September
December
December
September
December
2002
2002
2001
2002
2002
2001
SA Rand million
US Dollar million
Non-current assets
19,555

21,845

24,606

Mining assets
2,280

2,071

2,057

3,210

4,012

4,652

Goodwill
374

380

389

165

154

151

Investments in associates
19

15

13

197

201

275

Other investments
23

19

23

275

238

460

AngloGold Environmental Rehabilitation Trust
32

23

38

549

867

1,372

Financial instruments
64

82

115

466

505

204

Other non-current assets
55

48

17

24,417

27,822

31,720

2,847

2,638

2,652

Current assets
1,996

1,561

1,534

Financial instruments
233

148

128

2,190

2,464

1,867

Trade and other receivables
255

234

156

1,848

2,200

1,948

Inventories
216

209

163

3

4

109

Current portion of other non-current assets
-

-

9

3,544

3,645

2,284

Cash and cash equivalents
413

346

191

9,581

9,874

7,742

1,117

937

647

33,998

37,696

39,462

Total assets
3,964

3,575

3,299

EQUITY AND LIABILITIES
12,375

12,804

13,357

Shareholders' equity
1,443

1,216

1,117

347

402

355

Minority interests
40

38

30

12,722

13,206

13,712

1,483

1,254

1,147

Non-current liabilities
7,219

9,106

4,192

Borrowings
842

863

350

2,008

2,118

2,573

Provisions
234

201

215

3,445

2,977

3,423

Deferred taxation
402

282

286

2,028

3,479

1,917

Financial instruments
236

330

160

14,700

17,680

12,105

1,714

1,676

1,011

Current liabilities
2,588

2,019

2,984

Financial instruments
302

191

250

2,145

2,470

2,464

Trade and other payables
250

234

206

719

990

7,619

Current portion of borrowings
84

94

637

1,124

1,331

578

Taxation
131

126

48

6,576

6,810

13,645

767

645

1,141

33,998

37,696

39,462

Total equity and liabilities
3,964

3,575

3,299

The results have been reviewed by the auditors and are prepared in accordance with International Accounting Standards.
20
GROUP CASH FLOW STATEMENT
Quarter
Year
Year
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
December
December
December
December
December
December
2002
2002
2001
2002
2002
2001
SA Rand million
US Dollar million
Cash flows from operating activities
2,106

8,255

5,472

Cash generated from operations
189

758

673

73

331

176

Interest received
8

32

20

(64)

(169)

(85)

Environmental contributions and
expenditure
(6)

(16)

(10)

-

19

11

Dividends received from associates
-

2

1

(77)

(410)

(613)

Finance costs
(8)

(40)

(73)

(444)

(1,376)

(897)

Mining and normal taxation paid
(45)

(131)

(111)

1,594

6,650

4,064

Net cash inflow from operating
activities
138

605

500

Cash flows from investing activities
(880)

(2,842)

(2,567)

Capital expenditure
(89)

(271)

(298)

-

11

63

Proceeds from disposal of mining
assets
-

1

6

-

1,544

878

Net proceeds from disposal of mines
-

140

109

-

1,813

878

Proceeds
-

164

109

-

(269)

-

Contractual obligations
-

(24)

-

-

-

(11)

Associate acquired
-

-

(1)

-

(355)

(24)

Investments acquired
-

(34)

(3)

-

1,829

4

Proceeds from sale of investments
-

158

-

-

(979)

-

Acquisition of subsidiary
-

(97)

-

(2)

(51)

(37)

Loans advanced
-

(5)

(4)

24

175

367

Repayment of loans advanced
3

17

43

(858)

(668)

(1,327)

Net cash outflow from investing
activities
(86)

(91)

(148)

Cash flows from financing activities
67

156

85

Proceeds from issue of share capital
10

18

7

-

(116)

-

Share issue expenses
-

(11)

-

80

8,599

2,381

Proceeds from borrowings
9

798

276

(450)

(9,789)

(3,567)

Repayment of borrowings
(47)

(912)

(414)

(29)

(2,821)

(1,447)

Dividends paid
(3)

(260)

(167)

(332)

(3,971)

(2,548)

Net cash outflow from financing
activities
(31)

(367)

(298)

404

2,011

189

Net increase in cash and cash
equivalents
21

147

54

(505)

(751)

618

Translation
46

75

(58)

3,645

2,284

1,477

Opening cash and cash equivalents
346

191

195

3,544

3,544

2,284

Closing cash and cash equivalents
413

413

191

The results have been reviewed by the auditors and are prepared in accordance with International Accounting Standards.
21
NOTES TO THE CASH FLOW STATEMENT
Quarter
Year
Year
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
December
December
December
December
December
December
2002
2002
2001
2002
2002
2001
Cash generated from operations
1,451

5,331

3,233

Profit on ordinary activities before taxation
151

512

364

Adjusted for:
(40)

(187)

324

Non-cash movements
(4)

(18)

31

657

2,566

1,884

Amortisation of mining assets
68

245

220

(84)

(373)

(176)

Interest receivable
(9)

(36)

(20)

7

(6)

(17)

Other net income (expense)
1

-

(1)

100

464

608

Finance costs
11

44

72

(311)

(132)

(53)

Movement on non-hedge derivatives
(33)

(16)

(12)

67

293

259

Amortisation of goodwill
7

28

29

-

-

21

Debt written off
-

-

3

-

-

3

Impairment of mining assets
-

-

1

-

-

(67)

Impairment reversal of investments
-

-

(6)

6

92

32

Loss on disposal of assets
1

8

4

1

(2)

54

Termination of retirement benefit plans
-

-

5

252

209

(633)

Movement in working capital
(4)

(9)

(17)

2,106

8,255

5,472

189

758

673

Movement in working capital:
248

488

(193)

 (Increase) decrease in trade and other receivables
(7)

(5)

65

338

85

(551)

 (Increase) decrease in inventories
(9)

(54)

22

(334)

(364)

111

Increase (decrease) in trade and other payables
12

50

(104)

252

209

(633)

(4)

(9)

(17)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Ordinary
Non -
Foreign
Other
Retained
Total
share
distributable
currency
comprehensive
earnings
capital and
reserves
translation
income
premium
US Dollar million
Balance at 31 December 2001
681

12

250

(88)

262

1,117

Movements on other comprehensive income
(50)

-

(50)

Net profit
332

332

Dividends paid
(251)

(251)

Ordinary shares issued
140

140

Transfer from non-distributable reserves
(1)

1

-

Translation
299

5

(207)

(47)

105

155

Balance at 31 December 2002
1,120

16

43

(185)

449

1,443

SA Rand million
Balance at 31 December 2001
8,140

143

2,999

(1,057)

3,132

13,357

Movements on other comprehensive income
(526)

(526)

Net profit
3,444

3,444

Dividends paid
(2,728)

(2,728)

Ordinary shares issued
1,467

1,467

Transfer from non-distributable reserves
(5)

5

-

Translation
(2,639)

-

(2,639)

Balance at 31 December 2002
9,607

138

360

(1,583)

3,853

12,375

The results have been reviewed by the auditors and are prepared in accordance with International Accounting Standards.
 US Dollar million
 SA Rand million
22
KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2002
2002
2002
2002
2002
2002
SA Rand / Metric
Capital expenditure - Rm
Capital expenditure - $m
SOUTH AFRICA REGION
430

250

1,109

42

23

106

VAAL RIVER
Great Noligwa Mine
84

20

121

8

1

11

Kopanang Mine
33

19

89

3

2

8

Moab Khotsong
83

97

376

9

9

36

Tau Lekoa Mine
8

3

16

-

1

1

WEST WITS
Mponeng Mine
129

77

332

13

7

33

Savuka Mine
30

13

60

3

1

6

TauTona Mine
63

21

115

6

2

11

EAST & WEST AFRICA REGION
83

73

287

9

8

27

Geita - Attributable 50%
27

16

92

3

2

9

Morila - Attributable 40%
27

31

70

3

3

7

Navachab
8

7

21

1

1

2

Sadiola - Attributable 38%
12

10

67

1

1

6

Yatela - Attributable 40%
9

9

37

1

1

3

NORTH AMERICA REGION
92

184

788

10

18

74

Cripple Creek & Victor J.V.
72

169

706

8

16

66

Jerritt Canyon J.V. - Attributable 70%
19

13

80

2

1

8

Exploration
1

2

2

-

1

-

SOUTH AMERICA REGION
53

75

283

6

7

27

Cerro Vanguardia - Attributable 92.50%
3

15

25

-

1

2

Morro Velho
37

46

173

4

5

17

Serra Grande - Attributable 50%
4

5

32

-

1

3

Minorities and exploration
9

9

53

2

-

5

AUSTRALIA REGION
165

82

311

17

8

31

Boddington - Attributable 33.33%
-

-

-

-

-

-

Sunrise Dam
147

65

258

16

6

26

Exploration
18

17

53

1

2

5

Other
57

1

64

5

-

6

ANGLOGOLD GROUP
880

665

2,842

89

64

271

23
KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2002
2002
2002
2002
2002
2002
SA Rand / Metric
Yield - g/t
Gold produced - kg
SOUTH AFRICA REGION *
8.15

8.34

8.40

26,764

26,884

106,106

VAAL RIVER
Great Noligwa Mine
10.40

10.72

11.02

6,327

6,528

27,380

Kopanang Mine
7.50

6.97

7.23

4,292

4,025

15,874

Tau Lekoa Mine
4.56

4.36

4.45

2,683

2,387

9,675

Surface Operations
0.58

0.52

0.56

745

722

3,081

ERGO
0.24

0.24

0.25

2,054

1,941

8,215

WEST WITS
Mponeng Mine
8.53

9.43

8.63

3,936

4,233

14,498

Savuka Mine
5.68

6.73

7.07

1,500

1,782

7,331

TauTona Mine
11.73

11.55

11.66

5,227

5,236

19,997

Surface Operations
-

15.23

9.26

-

30

55

EAST & WEST AFRICA REGION
4.41

5.50

4.22

8,995

10,755

33,754

Geita - Attributable 50%
3.03

4.00

3.62

1,909

2,561

9,005

Morila - Attributable 40%
15.11

24.39

11.96

4,043

5,325

13,083

Navachab
1.97

2.00

1.93

660

702

2,653

Sadiola - Attributable 38%
3.03

2.56

2.96

1,490

1,243

5,672

Yatela - Attributable 40%
2.83

3.51

2.95

893

924

3,341

NORTH AMERICA REGION
1.05

0.94

1.08

4,327

3,549

14,371

Cripple Creek & Victor J.V.
0.61

0.51

0.57

2,379

1,784

6,998

Jerritt Canyon J.V. - Attributable 70%
7.64

7.04

7.91

1,948

1,765

7,373

SOUTH AMERICA REGION
7.94

7.86

7.78

4,423

4,010

14,854

9.80

9.13

9.49

2,049

1,566

5,561

Morro Velho
6.51

6.96

6.71

1,681

1,693

6,380

Serra Grande - Attributable 50%
7.72

7.87

7.84

693

751

2,913

AUSTRALIA REGION
2.37

2.78

2.56

3,659

4,160

15,626

Boddington - Attributable 33.33%
-

-

-

-

12

54

Sunrise Dam
3.23

3.94

3.49

2,796

3,268

11,892

Union Reefs
1.28

1.32

1.36

863

880

3,680

ANGLOGOLD GROUP
48,168

49,358

184,711

* Yield excludes surface operations.
Cerro Vanguardia - Attributable 92.50%
24
KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2002
2002
2002
2002
2002
2002
SA Rand / Metric
Productivity per employee - g
Gold sold - kg
SOUTH AFRICA REGION
27,060

26,701

106,109

VAAL RIVER
Great Noligwa Mine
230

234

246

6,430

6,481

27,379

Kopanang Mine
183

176

173

4,348

4,000

15,873

Tau Lekoa Mine
192

172

174

2,716

2,371

9,674

Surface Operations
345

345

399

755

717

3,080

ERGO
643

581

610

2,064

1,930

8,216

WEST WITS
Mponeng Mine
229

245

212

3,968

4,201

14,500

Savuka Mine
98

117

124

1,512

1,771

7,332

TauTona Mine
307

307

292

5,267

5,200

20,000

Surface Operations
-

-

-

-

30

55

EAST & WEST AFRICA REGION
9,254

10,721

33,670

Geita - Attributable 50%
1,100

1,474

1,356

1,909

2,561

9,005

Morila - Attributable 40%
5,784

6,265

4,434

4,351

5,054

13,080

Navachab
597

658

626

660

702

2,653

Sadiola - Attributable 38%
2,764

2,333

2,664

1,450

1,412

5,633

Yatela - Attributable 40%
1,505

1,669

1,495

884

992

3,299

NORTH AMERICA REGION
4,334

3,534

14,363

Cripple Creek & Victor J.V.
2,553

1,888

1,856

2,379

1,784

6,998

Jerritt Canyon J.V. - Attributable 70%
2,202

2,003

2,110

1,955

1,750

7,365

SOUTH AMERICA REGION
4,433

4,148

15,028

1,753

1,385

1,640

2,044

1,648

5,675

Morro Velho
416

486

434

1,660

1,734

6,365

Serra Grande - Attributable 50%
891

959

932

729

766

2,988

AUSTRALIA REGION
3,521

4,191

15,628

Boddington - Attributable 33.33%
-

-

-

-

12

75

Sunrise Dam
2,907

3,489

3,136

2,684

3,285

11,887

Union Reefs
1,737

2,195

1,928

837

894

3,666

ANGLOGOLD GROUP
48,602

49,295

184,798

Cerro Vanguardia - Attributable 92.50%
25
KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2002
2002
2002
2002
2002
2002
SA Rand / Metric
Total cash costs - R/kg
Total production costs - R/kg
SOUTH AFRICA REGION
55,229

55,540

53,146

64,519

62,923

60,450

VAAL RIVER
Great Noligwa Mine
47,114

45,435

41,658

51,902

49,100

45,388

Kopanang Mine
57,312

59,380

55,001

64,297

65,098

61,158

Tau Lekoa Mine
62,360

67,254

64,234

74,167

79,109

75,954

Surface Operations
46,914

53,764

45,903

50,694

56,981

49,119

ERGO
62,856

65,617

61,810

83,604

77,326

73,051

WEST WITS
Mponeng Mine
57,216

57,085

59,504

76,655

74,269

76,922

Savuka Mine
98,863

88,841

82,111

106,072

93,475

86,729

TauTona Mine
43,842

43,997

44,465

48,419

47,287

48,125

Surface Operations
-

13,974

15,125

-

13,974

15,125

EAST & WEST AFRICA REGION
42,535

34,989

42,268

62,297

54,194

61,896

Geita - Attributable 50%
66,931

55,832

58,831

84,925

71,125

75,024

Morila - Attributable 40%
24,124

16,444

24,541

44,400

38,288

47,559

Navachab
52,215

47,366

49,265

59,968

51,208

54,138

Sadiola - Attributable 38%
62,873

57,468

54,603

87,725

87,743

80,873

Yatela - Attributable 40%
62,103

58,274

58,302

82,081

69,789

73,684

NORTH AMERICA REGION
61,975

77,052

74,710

90,333

118,756

111,396

Cripple Creek & Victor J.V.
55,408

61,682

62,509

83,211

110,683

103,042

Jerritt Canyon J.V. - Attributable 70%
68,463

90,843

84,466

97,500

125,172

117,503

SOUTH AMERICA REGION
41,317

38,148

41,975

64,161

65,775

67,531

33,309

34,339

34,384

61,538

72,955

67,362

Morro Velho
36,895

40,995

44,273

54,293

61,066

65,056

Serra Grande - Attributable 50%
28,890

30,104

33,967

47,274

49,600

53,584

AUSTRALIA REGION
65,411

60,745

65,056

81,268

77,790

82,926

Boddington - Attributable 33.33%
-

-

-

-

-

-

Sunrise Dam
59,660

56,895

59,451

75,322

73,503

76,271

Union Reefs
75,663

68,849

75,630

88,641

82,335

92,248

ANGLOGOLD GROUP
53,457

52,751

54,037

68,159

67,637

68,241

Cerro Vanguardia - Attributable 92.50%
26
KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2002
2002
2002
2002
2002
2002
SA Rand / Metric
EBITDA - Rm
SOUTH AFRICA REGION
VAAL RIVER
Great Noligwa Mine
 316

 343

1 573

288

323

1,487

Kopanang Mine
 143

 158

 665

120

140

591

Tau Lekoa Mine
 88

 79

 330

60

56

235

Surface Operations
 33

 30

 155

33

30

155

ERGO
 29

 45

 230

24

40

213

WEST WITS
Mponeng Mine
 142

 180

 568

66

109

322

Savuka Mine
(6)

 19

 126

(16)

12

97

TauTona Mine
 276

 285

1 092

254

270

1,031

Surface Operations
-

 2

 4

-

2

4

EAST & WEST AFRICA REGION
Geita - Attributable 50%
 41

 112

 353

9

75

214

Morila - Attributable 40%
 331

 446

1 023

248

330

723

Navachab
 30

 41

 141

25

38

129

Sadiola - Attributable 38%
 53

 60

 269

17

23

124

Yatela - Attributable 40%
 36

 44

 150

19

34

103

NORTH AMERICA REGION
Cripple Creek & Victor J.V.
 114

 125

 447

46

1

61

Jerritt Canyon J.V. - Attributable 70%
 59

 40

 197

6

(17)

(31)

SOUTH AMERICA REGION
 155

 133

 448

99

75

271

Morro Velho
 106

 112

 427

77

79

300

Serra Grande - Attributable 50%
 52

 58

 232

39

44

176

AUSTRALIA REGION
Boddington - Attributable 33.33%
 3

-

 5

3

-

5

Sunrise Dam
 79

 177

 544

37

125

351

Union Reefs
 7

 27

 73

3

22

36

Other
(176)

(198)

(720)

21

11

86

ANGLOGOLD GROUP
1,911

2,318

8,332

1,478

1,822

6,683

Operating profit excluding unrealised
non-hedge derivatives - Rm
Cerro Vanguardia - Attributable 92.50%
27
KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2002
2002
2002
2002
2002
2002
US Dollar / Imperial
Yield - oz/t
Gold produced - oz 000
SOUTH AFRICA REGION *
 0.238

 0.243

 0.245

861

864

3,412

VAAL RIVER
Great Noligwa Mine
 0.303

 0.313

 0.321

 204

 210

 880

Kopanang Mine
 0.219

 0.203

 0.211

 138

 129

 511

Tau Lekoa Mine
 0.133

 0.127

 0.130

 86

 77

 311

Surface Operations
 0.017

 0.015

 0.016

 24

 23

 99

ERGO
 0.007

 0.007

 0.007

 66

 62

 264

WEST WITS
Mponeng Mine
 0.249

 0.275

 0.252

 127

 137

 466

Savuka Mine
 0.166

 0.196

 0.206

 48

 57

 236

TauTona Mine
 0.342

 0.337

 0.340

 168

 168

 643

Surface Operations
-

 0.444

 0.270

-

 1

 2

EAST & WEST AFRICA REGION
 0.129

 0.160

 0.123

 289

 346

1 085

Geita - Attributable 50%
 0.088

 0.117

 0.106

 61

 82

 290

Morila - Attributable 40%
 0.441

 0.711

 0.349

 130

 171

 421

Navachab
 0.057

 0.058

 0.056

 21

 23

 85

Sadiola - Attributable 38%
 0.088

 0.075

 0.086

 48

 40

 182

Yatela - Attributable 40%
 0.082

 0.102

 0.086

 29

 30

 107

NORTH AMERICA REGION
 0.031

 0.028

 0.032

 139

 114

 462

Cripple Creek & Victor J.V.
 0.018

 0.015

 0.016

 76

 57

 225

Jerritt Canyon J.V. - Attributable 70%
 0.223

 0.205

 0.231

 63

 57

 237

SOUTH AMERICA REGION
 0.232

 0.229

 0.227

 142

 129

 478

 0.286

 0.266

 0.277

 66

 51

 179

Morro Velho
 0.190

 0.203

 0.196

 54

 54

 205

Serra Grande - Attributable 50%
 0.225

 0.230

 0.229

 22

 24

 94

AUSTRALIA REGION
 0.069

 0.081

 0.075

 118

 134

 502

Boddington - Attributable 33.33%
-

-

-

-

-

 2

Sunrise Dam
 0.094

 0.115

 0.102

 90

 105

 382

Union Reefs
 0.037

 0.038

 0.040

 28

 29

 118

ANGLOGOLD GROUP
1,549

1,587

5,939

* Yield excludes surface operations.
Cerro Vanguardia - Attributable 92.50%
28
KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2002
2002
2002
2002
2002
2002
US Dollar / Imperial
Productivity per employee - oz
Gold sold - oz 000
SOUTH AFRICA REGION
870

859

3,411

VAAL RIVER
Great Noligwa Mine
7.39

7.53

7.91

207

208

880

Kopanang Mine
5.90

5.65

5.57

140

128

510

Tau Lekoa Mine
6.19

5.53

5.61

87

77

311

Surface Operations
11.11

11.08

12.83

24

23

99

ERGO
20.69

18.67

19.61

66

62

264

WEST WITS
Mponeng Mine
7.36

7.87

6.82

128

135

466

Savuka Mine
3.16

3.75

4.00

49

57

236

TauTona Mine
9.87

9.88

9.37

169

168

643

Surface Operations
-

-

-

-

1

2

EAST & WEST AFRICA REGION
297

345

1,083

Geita - Attributable 50%
35.37

47.37

43.61

61

82

290

Morila - Attributable 40%
185.97

201.41

142.54

140

163

421

Navachab
19.19

21.16

20.12

21

23

85

Sadiola - Attributable 38%
88.87

75.01

85.66

47

45

181

Yatela - Attributable 40%
48.40

53.66

48.07

28

32

106

NORTH AMERICA REGION
139

113

462

Cripple Creek & Victor J.V.
82.07

60.70

59.68

76

57

225

Jerritt Canyon J.V. - Attributable 70%
70.79

64.39

67.85

63

56

237

SOUTH AMERICA REGION
143

133

483

56.35

44.53

52.73

66

53

182

Morro Velho
13.36

15.63

13.94

53

55

205

Serra Grande - Attributable 50%
28.64

30.85

29.97

24

25

96

AUSTRALIA REGION
113

135

502

Boddington - Attributable 33.33%
-

-

-

-

-

2

Sunrise Dam
93.46

112.17

100.83

86

106

382

Union Reefs
55.85

70.58

61.98

27

29

118

ANGLOGOLD GROUP
1,562

1,585

5,941

Cerro Vanguardia - Attributable 92.50%
29
KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2002
2002
2002
2002
2002
2002
US Dollar / Imperial
Total cash costs - $/oz
Total production costs - $/oz
SOUTH AFRICA REGION
 179

 166

 158

 209

 188

 180

VAAL RIVER
Great Noligwa Mine
 152

 136

 124

 167

 147

 135

Kopanang Mine
 185

 178

 165

 208

 195

 183

Tau Lekoa Mine
 202

 201

 192

 240

 236

 227

Surface Operations
 152

 161

 137

 165

 170

 146

ERGO
 204

 196

 184

 271

 231

 218

WEST WITS
Mponeng Mine
 186

 170

 178

 249

 221

 230

Savuka Mine
 320

 265

 245

 343

 279

 258

TauTona Mine
 142

 131

 132

 157

 141

 143

Surface Operations
-

 42

 46

-

 42

 46

EAST & WEST AFRICA REGION
 138

 104

 126

 201

 161

 184

Geita - Attributable 50%
 216

 167

 175

 274

 212

 223

Morila - Attributable 40%
 78

 49

 74

 142

 114

 142

Navachab
 168

 141

 147

 194

 153

 162

Sadiola - Attributable 38%
 204

 172

 163

 284

 262

 241

Yatela - Attributable 40%
 202

 174

 175

 269

 208

 221

NORTH AMERICA REGION
199

230

222

289

355

330

Cripple Creek & Victor J.V.
 178

 184

 187

 264

 331

 306

Jerritt Canyon J.V. - Attributable 70%
 221

 271

 249

 315

 373

 348

SOUTH AMERICA REGION
135

114

126

209

196

202

 108

 103

 104

 198

 218

 203

Morro Velho
 120

 122

 131

 176

 182

 193

Serra Grande - Attributable 50%
 94

 90

 100

 153

 148

 158

AUSTRALIA REGION
211

181

193

262

232

246

Boddington - Attributable 33.33%
-

-

-

-

-

-

Sunrise Dam
 193

 170

 177

 243

 220

 227

Union Reefs
 244

 205

 224

 286

 246

 273

ANGLOGOLD GROUP
173

158

161

220

202

203

Cerro Vanguardia - Attributable 92.50%
30
KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2002
2002
2002
2002
2002
2002
US Dollar / Imperial
EBITDA - $m
Operating profit excluding unrealised
non-hedge derivatives - $m
SOUTH AFRICA REGION
VAAL RIVER
Great Noligwa Mine
 33

 33

 149

30

31

141

Kopanang Mine
 15

 15

 63

13

13

56

Tau Lekoa Mine
 10

 7

 32

7

5

23

Surface Operations
 3

 3

 15

3

3

15

ERGO
 3

 4

 22

3

4

20

WEST WITS
Mponeng Mine
 15

 18

 54

7

10

30

Savuka Mine
(1)

 2

 12

(2)

1

9

TauTona Mine
 29

 28

 104

27

26

98

Surface Operations
-

-

-

-

-

-

EAST & WEST AFRICA REGION
Geita - Attributable 50%
 4

 11

 33

1

7

20

Morila - Attributable 40%
 34

 42

 99

25

31

70

Navachab
 4

 4

 13

3

4

12

Sadiola - Attributable 38%
 5

 5

 25

2

2

12

Yatela - Attributable 40%
 4

 4

 15

2

3

10

NORTH AMERICA REGION
Cripple Creek & Victor J.V.
 12

 12

 43

5

-

6

Jerritt Canyon J.V. - Attributable 70%
 6

 3

 19

1

(2)

(3)

SOUTH AMERICA REGION
 17

 13

 44

11

7

27

Morro Velho
 11

 11

 41

8

8

29

Serra Grande - Attributable 50%
 5

 5

 22

4

4

17

AUSTRALIA REGION
Boddington - Attributable 33.33%
-

-

-

-

-

-

Sunrise Dam
 8

 17

 51

4

12

33

Union Reefs
-

 3

 6

-

2

3

Other
(18)

(18)

(67)

1

3

10

ANGLOGOLD GROUP
  199

  222

  795

155

174

638

Cerro Vanguardia - Attributable 92.50%
31
SHAFT SINKING
Quarter
Quarter
Year
ended
ended
ended
December
September
December
2002
2002
2002
Statistics are shown in metric units
metres
MOAB KHOTSONG MINE
Main shaft
Advance
-

-

69

Depth to date (below collar)
3,112

3,112

3,112

Rock / ventilation sub-vertical shaft
Depth to date
939

939

939

Station cutting
-

-

-

MPONENG MINE
Sub Shaft 1
Depth to date
1,209

1,209

1,209

Sub Shaft Vent Shaft Deepening
Advance
-

-

-

Depth to date
27

27

27

Statistics are shown in imperial units
feet
MOAB KHOTSONG MINE
Main shaft
Advance
-

-

227

Depth to date (below collar)
10,210

10,210

10,210

Rock / ventilation sub-vertical shaft
Depth to date
3,080

3,080

3,080

Station cutting
-

-

-

MPONENG MINE
Sub Shaft 1
Depth to date
3,965

3,965

3,965

Sub Shaft Vent Shaft Deepening
Advance
-

-

-

Depth to date
89

89

89

32
DEVELOPMENT
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Quarter ended December 2002
Statistics are shown in metric units
Advance
Sampled
metres
metres
channel
gold
uranium
width
g/t
cm.g/t
kg/t
cm.kg/t
cm
VAAL RIVER
Great Noligwa Mine
Vaal reef
4,829

714

99.30

26.45

2,626

1.41

14.34

"C" reef
-

-

-

-

-

-

-

Kopanang Mine
Vaal reef
8,279

480

8.80

133.98

1,179

5.82

51.21

"C" reef
232

-

-

-

-

-

-

Tau Lekoa Mine
Ventersdorp Contact reef
3,685

558

107.90

6.70

723

0.11

12.06

Moab Khotsong Mine
Vaal reef
346

-

-

-

-

-

-

WEST WITS
TauTona Mine
Ventersdorp Contact reef
-

-

-

-

-

-

-

Carbon Leader reef
5,289

20

16.00

470.19

7,523

2.01

32.12

Savuka Mine
Ventersdorp Contact reef
644

-

-

-

-

-

-

Carbon Leader reef
1,263

2

112.00

10.10

1,131

-

-

Mponeng Mine
Ventersdorp Contact reef
6,068

496

41.10

25.89

1,064

-

-

Statistics are shown in imperial units
Advance
Sampled
feet
feet
channel
gold
uranium
width
oz/t
ft.oz/t
lb/t
ft.lb/t
inches
VAAL RIVER
Great Noligwa Mine
Vaal reef
15,843

2,343

39.09

0.77

2.51

2.82

9.19

"C" reef
-

-

-

-

-

-

-

Kopanang Mine
Vaal reef
27,163

1,575

3.46

3.91

1.13

11.64

3.36

"C" reef
760

-

-

-

-

-

-

Tau Lekoa Mine
Ventersdorp Contact reef
12,088

1,831

42.48

0.20

0.69

0.22

0.78

Moab Khotsong Mine
Vaal reef
1,135

-

-

-

-

-

-

WEST WITS
TauTona Mine
Ventersdorp Contact reef
-

-

-

-

-

-

-

Carbon Leader reef
17,352

66

6.30

13.71

7.20

4.02

2.11

Savuka Mine
Ventersdorp Contact reef
2,113

-

-

-

-

-

-

Carbon Leader reef
4,143

7

44.09

0.29

1.08

-

-

Mponeng Mine
Ventersdorp Contact reef
19,909

1,627

16.18

0.76

1.02

-

-

33
SOUTH AFRICA REGION
VAAL RIVER
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2002
2002
2002
2002
2002
2002
GREAT NOLIGWA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
112

110

430

1,200

1,179

4,632

Milled - 000
- tonnes
/ - tons
- reef
608

609

2,484

671

671

2,739

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
608

609

2,484

671

671

2,739

Yield
- g/t
/ - oz/t
- reef
10.40

10.72

11.02

0.303

0.313

0.321

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - average
10.40

10.72

11.02

0.303

0.313

0.321

Gold produced
- kg
/ - oz 000
- reef
6,327

6,528

27,380

204

210

880

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
6,327

6,528

27,380

204

210

880

Gold sold
- kg
/ - oz 000
 - total
6,430

6,481

27,379

207

208

880

Price received
- R/kg
/ - $/oz
- sold
94,501

98,469

98,877

307

294

293

Total cash costs
- R
/ - $
- ton milled
490

487

459

46

42

40

- R/kg
/ - $/oz
- produced
47,114

45,435

41,658

152

136

124

Total production costs
- R/kg
/ - $/oz
- produced
51,902

49,100

45,388

167

147

135

PRODUCTIVITY
per employee
- g
/ - oz
- target
 288

 286

 276

9.25

9.19

8.88

- actual
 230

 234

 246

7.39

7.53

7.91

per employee
- m2
/ - ft2
- target
4.00

4.10

3.85

43.08

44.13

41.40

- actual
4.05

3.93

3.87

43.61

42.31

41.65

FINANCIAL RESULTS (MILLION)
Gold income
599

605

2,496

62

58

238

Cost of sales
321

315

1,221

33

30

116

Cash operating costs
298

294

1,131

31

28

108

Other cash costs
1

3

10

-

-

1

Total cash costs
299

297

1,141

31

28

109

Retrenchment costs
(1)

1

4

-

-
-

Rehabilitation and other non-cash costs
3

3

13

-

-

1

Production costs
301

301

1,158

31

28

110

Amortisation of mining assets
28

20

86

3

2

8

Inventory change
(8)

(6)

(23)

(1)

-

(2)

278

290

1,275

29

28

122

Realised non-hedge derivatives
10

33

212

1

3

19

Operating profit excluding unrealised non-hedge derivatives
288

323

1,487

30

31

141

Capital expenditure
84

20

121

8

1

11

34
SOUTH AFRICA REGION
VAAL RIVER
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2002
2002
2002
2002
2002
2002
KOPANANG MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
120

118

457

1,291

1,274

4,919

Milled - 000
- tonnes
/ - tons
- reef
572

577

2,195

631

637

2,420

- waste
-

-

-

-

-
-

- surface and dump reclamation
-

-

-

-

-
-

 - total
572

577

2,195

631

637

2,420

Yield
- g/t
/ - oz/t
- reef
7.50

6.97

7.23

0.219

0.203

0.211

- waste
-

-

-

-

-
-

- surface and dump reclamation
-

-

-

-

-
-

 - average
7.50

6.97

7.23

0.219

0.203

0.211

Gold produced
- kg
/ - oz 000
- reef
4,292

4,025

15,874

138

129

511

- waste
-

-

-

-

-
-

- surface and dump reclamation
-

-

-

-

-
-

 - total
4,292

4,025

15,874

138

129

511

Gold sold
- kg
/ - oz 000
 - total
4,348

4,000

15,873

140

128

510

Price received
- R/kg
/ - $/oz
- sold
94,970

98,538

98,837

309

294

295

Total cash costs
- R
/ - $
- ton milled
430

414

398

41

36

35

- R/kg
/ - $/oz
- produced
57,312

59,380

55,001

185

178

165

Total production costs
- R/kg
/ - $/oz
- produced
64,297

65,098

61,158

208

195

183

PRODUCTIVITY
per employee
- g
/ - oz
- target
 181

 174

 176

5.82

5.61

5.65

- actual
 183

 176

 173

5.90

5.65

5.57

per employee
- m2
/ - ft2
- target
4.85

4.87

4.85

52.22

52.47

52.21

- actual
5.12

5.17

4.99

55.16

55.66

53.68

FINANCIAL RESULTS (MILLION)
Gold income
406

376

1,456

43

36

140

Cost of sales
293

254

978

31

24

95

Cash operating costs
246

237

866

26

23

83

Other cash costs
-

2

7

-

-

1

Total cash costs
246

239

873

26

23

84

Retrenchment costs
-

1

6

-

-

1

Rehabilitation and other non-cash costs
7

4

18

1

-

2

Production costs
253

244

897

27

23

87

Amortisation of mining assets
23

18

74

2

2

7

Inventory change
17

(8)

7

2

(1)

1

113

122

478

12

12

45

Realised non-hedge derivatives
7

18

113

1

1

11

Operating profit excluding unrealised non-hedge derivatives
120

140

591

13

13

56

Capital expenditure
33

19

89

3

2

8

35
SOUTH AFRICA REGION
VAAL RIVER
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2002
2002
2002
2002
2002
2002
TAU LEKOA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
105

108

410

1,134

1,161

4,415

Milled - 000
- tonnes
/ - tons
- reef
588

547

2,174

648

603

2,396

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
588

547

2,174

648

603

2,396

Yield
- g/t
/ - oz/t
- reef
4.56

4.36

4.45

0.133

0.127

0.130

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - average
4.56

4.36

4.45

0.133

0.127

0.130

Gold produced
- kg
/ - oz 000
- reef
2,683

2,387

9,675

86

77

311

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-
-

 - total
2,683

2,387

9,675

86

77

311

Gold sold
- kg
/ - oz 000
 - total
2,716

2,371

9,674

87

77

311

Price received
- R/kg
/ - $/oz
- sold
95,152

98,379

98,962

311

294

296

Total cash costs
- R
/ - $
- ton milled
285

293

286

27

26

25

- R/kg
/ - $/oz
- produced
62,360

67,254

64,234

202

201

192

Total production costs
- R/kg
/ - $/oz
- produced
74,167

79,109

75,954

240

236

227

PRODUCTIVITY
per employee
- g
/ - oz
- target
 193

 191

 187

6.20

6.15

6.02

- actual
 192

 172

 174

6.19

5.53

5.61

per employee
- m2
/ - ft2
- target
8.01

8.01

7.81

86.22

86.20

84.03

- actual
7.55

7.78

7.40

81.32

83.71

79.62

FINANCIAL RESULTS (MILLION)
Gold income
254

222

888

27

21

86

Cost of sales
198

177

722

20

16

69

Cash operating costs
167

159

617

17

15

59

Other cash costs
-

1

4

-

-
-

Total cash costs
167

160

621

17

15

59

Retrenchment costs
-

2

6

-

-

1

Rehabilitation and other non-cash costs
4

3

12

-

-

1

Production costs
171

165

639

17

15

61

Amortisation of mining assets
28

23

95

3

2

9

Inventory change
(1)

(11)

(12)

-

(1)

(1)

56

45

166

7

5

17

Realised non-hedge derivatives
4

11

69

-

-

6

Operating profit excluding unrealised non-hedge derivatives
60

56

235

7

5

23

Capital expenditure
8

3

16

-

1

1

36
SOUTH AFRICA REGION
VAAL RIVER
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2002
2002
2002
2002
2002
2002
SURFACE OPERATIONS
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
-

-

-

-

-
-

Milled - 000
- tonnes
/ - tons
- reclamation from rehabilitation
-

-

-

-

-

-

- waste
-

-

-

-

-

-

- surface and dump reclamation
1,283

1,402

5,536

1,414

1,545

6,102

 - total
1,283

1,402

5,536

1,414

1,545

6,102

Yield
- g/t
/ - oz/t
- reclamation from rehabilitation
-

-

-

-

-

-

- waste
-

-

-

-

-

-

- surface and dump reclamation
0.58

0.52

0.56

0.017

0.015

0.016

 - average
0.58

0.52

0.56

0.017

0.015

0.016

Gold produced
- kg
/ - oz 000
- reclamation from rehabilitation
-

-

-

-

-

-

- waste
-

-

-

-

-

-

- surface and dump reclamation
745

722

3,081

24

23

99

 - total
745

722

3,081

24

23

99

Gold sold
- kg
/ - oz 000
 - total
755

717

3,080

24

23

99

Price received
- R/kg
/ - $/oz
- sold
94,641

98,774

99,121

308

294

294

Total cash costs *
- R
/ - $
- ton milled
27

28

26

3

2

2

- R/kg
/ - $/oz
- produced
46,914

53,764

45,903

152

161

137

Total production costs
- R/kg
/ - $/oz
- produced
50,694

56,981

49,119

165

170

146

PRODUCTIVITY
per employee
- g
/ - oz
- target
 388

 423

 410

12.46

13.61

13.19

- actual
 345

 345

 399

11.11

11.08

12.83

per employee
- m2
/ - ft2
- target
-

-

-

-

-

-

- actual
-

-

-

-

-

-

FINANCIAL RESULTS (MILLION)
Gold income
70

67

282

7

6

27

Cost of sales
39

40

150

4

4

15

Cash operating costs
35

39

141

4

4

14

Other cash costs
-

-

-

-

-

-

Total cash costs
35

39

141

4

4

14

Retrenchment costs
-

-

-

-

-

-

Rehabilitation and other non-cash costs
3

2

10

-

-

1

Production costs
38

41

151

4

4

15

Amortisation of mining assets
-

-

-

-

-

-

Inventory change
1

(1)

(1)

-

-

-

31

27

132

3

2

12

Realised non-hedge derivatives
2

3

23

-

1

3

Operating profit excluding unrealised non-hedge derivatives
33

30

155

3

3

15

Capital expenditure
83

97

376

9

9

36

Moab Khotsong
37
SOUTH AFRICA REGION
ERGO
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2002
2002
2002
2002
2002
2002
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Material treated
- tonnes
/ - tons
- 000
8,460

8,003

32,824

9,326

8,822

36,182

Yield
- g/t
/ - oz/t
0.24

0.24

0.25

0.007

0.007

0.007

Gold produced
- kg
/ - oz 000
2,054

1,941

8,215

66

62

264

Gold sold
- kg
/ - oz 000
2,064

1,930

8,216

66

62

264

Price received
- R/kg
/ - $/oz
- sold
94,190

98,334

99,093

307

294

294

Total cash costs
- R
/ - $
- ton treated
15

16

15

1

1

1

- R/kg
/ - $/oz
- produced
62,856

65,617

61,810

204

196

184

Total production costs
- R/kg
/ - $/oz
- produced
83,604

77,326

73,051

271

231

218

PRODUCTIVITY
per employee
- g
/ - oz
- target
 472

 497

 510

15.19

15.97

16.40

- actual
 643

 581

 610

20.69

18.67

19.61

FINANCIAL RESULTS (MILLION)
Gold income
192

181

753

20

17

72

Cost of sales
171

150

601

17

14

57

Cash operating costs
128

126

504

13

12

48

Other cash costs
1

1

3

-

-

-

Total cash costs
129

127

507

13

12

48

Retrenchment costs
1

-

3

-

-

-

Rehabilitation and other non-cash costs
37

18

73

4

2

7

Production costs
167

145

583

17

14

55

Amortisation of mining assets
5

5

17

-

-

2

Inventory change
(1)

-

1

-

-

-

21

31

152

3

3

15

Realised non-hedge derivatives
3

9

61

-

1

5

Operating profit excluding unrealised non-hedge derivatives
24

40

213

3

4

20

Capital expenditure
2

-

2

-

-

-

38
SOUTH AFRICA REGION
WEST WITS
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2002
2002
2002
2002
2002
2002
MPONENG MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
87

85

308

934

912

3,312

Milled - 000
- tonnes
/ - tons
- reef
462

449

1,679

509

495

1,851

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
462

449

1,679

509

495

1,851

Yield
- g/t
/ - oz/t
- reef
8.53

9.43

8.63

0.249

0.275

0.252

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - average
8.53

9.43

8.63

0.249

0.275

0.252

Gold produced
- kg
/ - oz 000
- reef
3,936

4,233

14,498

127

137

466

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
3,936

4,233

14,498

127

137

466

Gold sold
- kg
/ - oz 000
- total
3,968

4,201

14,500

128

135

466

Price received
- R/kg
/ - $/oz
- sold
94,408

98,456

98,599

304

294

294

Total cash costs
- R
/ - $
- ton milled
488

538

514

46

47

45

- R/kg
/ - $/oz
- produced
57,216

57,085

59,504

186

170

178

Total production costs
- R/kg
/ - $/oz
- produced
76,655

74,269

76,922

249

221

230

PRODUCTIVITY
per employee
- g
/ - oz
- target
 194

 202

 193

6.24

6.49

6.22

- actual
 229

 245

 212

7.36

7.87

6.82

per employee
- m2
/ - ft2
- target
4.46

4.43

4.40

48.05

47.72

47.37

- actual
5.05

4.90

4.50

54.31

52.79

48.47

FINANCIAL RESULTS (MILLION)
Gold income
369

392

1,330

38

38

128

Cost of sales
309

306

1,109

32

30

106

Cash operating costs
225

240

857

23

23

82

Other cash costs
-

2

6

-

-

1

Total cash costs
225

242

863

23

23

83

Retrenchment costs
-

1

3

-

-

-

Rehabilitation and other non-cash costs
1

1

4

-

-

-

Production costs
226

244

870

23

23

83

Amortisation of mining assets
76

71

246

8

8

24

Inventory change
7

(9)

(7)

1

(1)

(1)

60

86

221

6

8

22

Realised non-hedge derivatives
6

23

101

1

2

8

Operating profit excluding unrealised non-hedge derivatives
66

109

322

7

10

30

Capital expenditure
129

77

332

13

7

33

39
SOUTH AFRICA REGION
WEST WITS
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2002
2002
2002
2002
2002
2002
SAVUKA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
47

53

195

506

565

2,104

Milled - 000
- tonnes
/ - tons
- reef
264

265

1,037

291

292

1,143

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
264

265

1,037

291

292

1,143

Yield
- g/t
/ - oz/t
- reef
5.68

6.73

7.07

0.166

0.196

0.206

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - average
5.68

6.73

7.07

0.166

0.196

0.206

Gold produced
- kg
/ - oz 000
- reef
1,500

1,782

7,331

48

57

236

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
1,500

1,782

7,331

48

57

236

Gold sold
- kg
/ - oz 000
- total
1,512

1,771

7,332

49

57

236

Price received
- R/kg
/ - $/oz
- sold
94,777

98,543

99,306

307

294

294

Total cash costs
- R
/ - $
- ton milled
562

598

581

53

52

50

- R/kg
/ - $/oz
- produced
98,863

88,841

82,111

320

265

245

Total production costs
- R/kg
/ - $/oz
- produced
106,072

93,475

86,729

343

279

258

PRODUCTIVITY
per employee
- g
/ - oz
- target
 134

 147

 135

4.32

4.72

4.34

- actual
 98

 117

 124

3.16

3.75

4.00

per employee
- m2
/ - ft2
- target
4.63

4.78

4.38

49.79

51.50

47.17

- actual
3.08

3.44

3.32

33.12

36.98

35.71

FINANCIAL RESULTS (MILLION)
Gold income
141

167

671

15

16

64

Cost of sales
160

163

631

16

16

60

Cash operating costs
148

157

598

15

15

57

Other cash costs
-

2

4

-

-

-

Total cash costs
148

159

602

15

15

57

Retrenchment costs
-

-

2

-

-

-

Rehabilitation and other non-cash costs
1

1

3

-

-

-

Production costs
149

160

607

15

15

57

Amortisation of mining assets
10

7

29

1

1

3

Inventory change
1

(4)

(5)

-

-

-

(19)

4

40

(1)

-

4

Realised non-hedge derivatives
3

8

57

(1)

1

5

Operating profit excluding unrealised non-hedge derivatives
(16)

12

97

(2)

1

9

Capital expenditure
30

13

60

3

1

6

40
SOUTH AFRICA REGION
WEST WITS
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2002
2002
2002
2002
2002
2002
TAUTONA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
89

82

315

956

879

3,395

Milled - 000
- tonnes
/ - tons
- reef
446

453

1,716

491

500

1,891

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
446

453

1,716

491

500

1,891

Yield
- g/t
/ - oz/t
- reef
11.73

11.55

11.66

0.342

0.337

0.340

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - average
11.73

11.55

11.66

0.342

0.337

0.340

Gold produced
- kg
/ - oz 000
- reef
5,227

5,236

19,997

168

168

643

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

-

-

-

-

-

 - total
5,227

5,236

19,997

168

168

643

Gold sold
- kg
/ - oz 000
- total
5,267

5,200

20,000

169

168

643

Price received
- R/kg
/ - $/oz
- sold
94,630

98,706

98,972

307

294

294

Total cash costs
- R
/ - $
- ton milled
514

508

518

48

44

45

- R/kg
/ - $/oz
- produced
43,842

43,997

44,465

142

131

132

Total production costs
- R/kg
/ - $/oz
- produced
48,419

47,287

48,125

157

141

143

PRODUCTIVITY
per employee
- g
/ - oz
- target
 301

 294

 287

9.68

9.47

9.24

- actual
 307

 307

 292

9.87

9.88

9.37

per employee
- m2
/ - ft2
- target
4.74

4.59

4.49

51.03

49.40

48.29

- actual
5.22

4.79

4.60

56.14

51.60

49.49

FINANCIAL RESULTS (MILLION)
Gold income
491

487

1,837

51

47

176

Cost of sales
247

244

949

25

24

92

Cash operating costs
229

228

882

24

22

84

Other cash costs
1

2

7

-

-

1

Total cash costs
230

230

889

24

22

85

Retrenchment costs
1

1

7

-

-

1

Rehabilitation and other non-cash costs
2

1

6

-

-

1

Production costs
233

232

902

24

22

87

Amortisation of mining assets
22

15

61

2

2

6

Inventory change
(8)

(3)

(14)

(1)

-

(1)

244

243

888

26

23

84

Realised non-hedge derivatives
10

27

143

1

3

14

Operating profit excluding unrealised non-hedge derivatives
254

270

1,031

27

26

98

Capital expenditure
63

21

115

6

2

11

41
SOUTH AFRICA REGION
WEST WITS
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2002
2002
2002
2002
2002
2002
SURFACE OPERATIONS
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - 000
- m2
/ - ft2
-

-

-

-

-

-

Milled - 000
- tonnes
/ - tons
- reclamation from rehabilitation
-

-

-

-

-

-

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

2

6

-

2

7

 - total
-

2

6

-

2

7

Yield
- g/t
/ - oz/t
- reclamation from rehabilitation
-

-

-

-

-

-

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

15.23

9.26

-

0.444

0.270

 - average
-

15.23

9.26

-

0.444

0.270

Gold produced
- kg
/ - oz 000
- reclamation from rehabilitation
-

-

-

-

-

-

- waste
-

-

-

-

-

-

- surface and dump reclamation
-

30

55

-

1

2

 - total
-

30

55

-

1

2

Gold sold
- kg
/ - oz 000
- total
-

30

55

-

1

2

Price received
- R/kg
/ - $/oz
- sold
-

96,684

97,227

-

295

297

Total cash costs*
- R
/ - $
- ton milled
-

213

140

-

18

12

- R/kg
/ - $/oz
- produced
-

13,974

15,125

-

42

46

Total production costs
- R/kg
/ - $/oz
- produced
-

13,974

15,125

-

42

46

PRODUCTIVITY
per employee
- g
/ - oz
- target
-

-

-

-

-

-

- actual
-

-

-

-

-

-

per employee
- m2
/ - ft2
- target
-

-

-

-

-

-

- actual
-

-

-

-

-

-

FINANCIAL RESULTS (MILLION)
Gold income
-

3

5

-

-

-

Cost of sales
-

1

1

-

-

-

Cash operating costs
-

1

1

-

-

-

Other cash costs
-

-

-

-

-

-

Total cash costs
-

1

1

-

-

-

Retrenchment costs
-

-

-

-

-

-

Rehabilitation and other non-cash costs
-

-

-

-

-

-

Production costs
-

1

1

-

-

-

Amortisation of mining assets
-

-

-

-

-

-

Inventory change
-

-

-

-

-

-

-

2

4

-

-

-

Realised non-hedge derivatives
-

-

-

-

-

-

Operating profit excluding unrealised non-hedge derivatives
-

2

4

-

-

-

Capital expenditure
4

-

5

-

-

-

* Excludes reclamation from rehabilitation
42
EAST & WEST AFRICA REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2002
2002
2002
2002
2002
2002
GEITA - Attributable 50%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Mined - 000
- tonnes
/ - tons
6,659

6,868

22,564

7,341

7,571

24,872

Volume mined - 000
- bcm
/ - bcy
2,451

2,669

8,916

3,207

3,491

11,663

Stripping ratio
- t (mined - treated) / t treated
9.56

9.73

8.06

9.56

9.73

8.06

Treated - 000
- tonnes
/ - tons
630

640

2,489

695

705

2,744

Yield
- g/t
/ - oz/t
3.03

4.00

3.62

0.088

0.117

0.106

Gold produced
- kg
/ - oz 000
1,909

2,561

9,005

61

82

290

Gold sold
- kg
/ - oz 000
1,909

2,561

9,005

61

82

290

Price received
- R/kg
/ - $/oz
- sold
89,388

100,774

98,785

289

301

292

Total cash costs
- R/kg
/ - $/oz
- produced
66,931

55,832

58,831

216

167

175

Total production costs
- R/kg
/ - $/oz
- produced
84,925

71,125

75,024

274

212

223

PRODUCTIVITY
per employee
- g
/ - oz
- target
1,303

1,750

1,560

41.88

56.26

50.15

- actual
1,100

1,474

1,356

35.37

47.37

43.61

FINANCIAL RESULTS (MILLION)
Gold income
168

256

879

17

25

84

Cost of sales
160

183

676

16

18

65

Cash operating costs
119

132

492

12

13

47

Other cash costs
8

11

38

1

1

4

Total cash costs
127

143

530

13

14

51

Rehabilitation and other non-cash costs
2

2

7

-

-

1

Production costs
129

145

537

13

14

52

Amortisation of mining assets
32

37

139

3

4

13

Inventory change
(1)

1

-

-

-

-

8

73

203

1

7

19

Realised non-hedge derivatives
1

2

11

-

-

1

Operating profit excluding unrealised non-hedge derivatives
9

75

214

1

7

20

Capital expenditure
27

16

92

3

2

9

43
EAST & WEST AFRICA REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2002
2002
2002
2002
2002
2002
MORILA - Attributable 40%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Mined - 000
- tonnes
/ - tons
2,417

2,219

10,497

2,664

2,446

11,571

Volume mined - 000
- bcm
/ - bcy
1,074

987

4,434

1,405

1,291

5,800

Stripping ratio
- t (mined - treated) / t treated
8.03

9.17

8.59

8.03

9.17

8.59

Treated - 000
- tonnes
/ - tons
268

218

1,094

295

241

1,206

Yield
- g/t
/ - oz/t
15.11

24.39

11.96

0.441

0.711

0.349

Gold produced
- kg
/ - oz 000
4,043

5,325

13,083

130

171

421

Gold sold
- kg
/ - oz 000
4,351

5,054

13,080

140

163

421

Price received
- R/kg
/ - $/oz
- sold
99,039

105,006

102,985

316

311

309

Total cash costs
- R/kg
/ - $/oz
- produced
24,124

16,444

24,541

78

49

74

Total production costs
- R/kg
/ - $/oz
- produced
44,400

38,288

47,559

142

114

142

PRODUCTIVITY
per employee
- g
/ - oz
- target
3,612

3,631

3,202

116.12

116.73

102.94

- actual
5,784

6,265

4,434

185.97

201.41

142.54

FINANCIAL RESULTS (MILLION)
Gold income
431

531

1,347

44

51

130

Cost of sales
183

201

624

19

19

60

Cash operating costs
67

50

226

7

5

22

Other cash costs
31

38

95

3

3

9

Total cash costs
98

88

321

10

8

31

Rehabilitation and other non-cash costs
(1)

1

1

-

-

-

Production costs
97

89

322

10

8

31

Amortisation of mining assets
83

116

300

9

11

29

Inventory change
3

(4)

2

-

-

-

248

330

723

25

32

70

Realised non-hedge derivatives
-

-

-

-

(1)

-

Operating profit excluding unrealised non-hedge derivatives
248

330

723

25

31

70

Capital expenditure
27

31

70

3

3

7

44
EAST & WEST AFRICA REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2002
2002
2002
2002
2002
2002
NAVACHAB
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Mined - 000
- tonnes
/ - tons
956

1,037

3,715

1,053

1,143

4,095

Volume mined - 000
- bcm
/ - bcy
331

368

1,319

433

481

1,725

Stripping ratio
- t (mined - treated) / t treated
1.85

1.96

1.71

1.85

1.96

1.71

Treated - 000
- tonnes
/ - tons
335

351

1,372

370

387

1,512

Yield
- g/t
/ - oz/t
1.97

2.00

1.93

0.057

0.058

0.056

Gold produced
- kg
/ - oz 000
660

702

2,653

21

23

85

Gold sold
- kg
/ - oz 000
660

702

2,653

21

23

85

Price received
- R/kg
/ - $/oz
- sold
97,725

105,690

102,429

318

315

305

Total cash costs
- R/kg
/ - $/oz
- produced
52,215

47,366

49,265

168

141

147

Total production costs
- R/kg
/ - $/oz
- produced
59,968

51,208

54,138

194

153

162

PRODUCTIVITY
per employee
- g
/ - oz
- target
538

582

557

17.31

18.70

17.91

- actual
597

658

626

19.19

21.16

20.12

FINANCIAL RESULTS (MILLION)
Gold income
64

74

272

7

7

26

Cost of sales
39

36

142

4

3

14

Cash operating costs
34

33

129

3

3

13

Other cash costs
-

-

1

-

-

-

Total cash costs
34

33

130

3

3

13

Rehabilitation and other non-cash costs
-

-

1

-

-

-

Production costs
34

33

131

3

3

13

Amortisation of mining assets
5

3

12

1

-

1

Inventory change
-

-

(1)

-

-

-

25

38

130

3

4

12

Realised non-hedge derivatives
-

-

(1)

-

-

-

Operating profit excluding unrealised non-hedge derivatives
25

38

129

3

4

12

Capital expenditure
8

7

21

1

1

2

45
EAST & WEST AFRICA REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2002
2002
2002
2002
2002
2002
SADIOLA - Attributable 38%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Mined - 000
- tonnes
/ - tons
1,832

1,517

6,370

2,019

1,673

7,021

Volume mined - 000
- bcm
/ - bcy
981

818

3,405

1,283

1,070

4,454

Stripping ratio
- t (mined - treated) / t treated
2.72

2.13

2.33

2.72

2.13

2.33

Treated - 000
- tonnes
/ - tons
492

485

1,914

542

535

2,110

Yield
- g/t
/ - oz/t
3.03

2.56

2.96

0.088

0.075

0.086

Gold produced
- kg
/ - oz 000
1,490

1,243

5,672

48

40

182

Gold sold
- kg
/ - oz 000
1,450

1,412

5,633

47

45

181

Price received
- R/kg
/ - $/oz
- sold
99,101

99,310

102,455

325

298

305

Total cash costs
- R/kg
/ - $/oz
- produced
62,873

57,468

54,603

204

172

163

Total production costs
- R/kg
/ - $/oz
- produced
87,725

87,743

80,873

284

262

241

PRODUCTIVITY
per employee
- g
/ - oz
- target
2,478

2,306

2,403

79.68

74.15

77.26

- actual
2,764

2,333

2,664

88.87

75.01

85.66

FINANCIAL RESULTS (MILLION)
Gold income
144

149

587

15

14

56

Cost of sales
128

117

453

13

11

43

Cash operating costs
84

61

269

9

6

26

Other cash costs
10

10

40

1

1

4

Total cash costs
94

71

309

10

7

30

Rehabilitation and other non-cash costs
1

1

4

-

-

-

Production costs
95

72

313

10

7

30

Amortisation of mining assets
36

37

145

3

3

13

Inventory change
(3)

8

(5)

-

1

-

16

32

134

2

3

13

Realised non-hedge derivatives
1

(9)

(10)

-

(1)

(1)

Operating profit excluding unrealised non-hedge derivatives
17

23

124

2

2

12

Capital expenditure
12

10

67

1

1

6

46
EAST & WEST AFRICA REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2002
2002
2002
2002
2002
2002
YATELA - Attributable 40%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Mined - 000
- tonnes
/ - tons
2,476

1,824

7,517

2,729

2,010

8,286

Volume mined - 000
- bcm
/ - bcy
1,220

882

3,687

1,596

1,154

4,822

Stripping ratio
- t (mined - treated) / t treated
6.84

5.94

5.65

6.84

5.94

5.65

Treated - 000
- tonnes
/ - tons
316

263

1,131

348

290

1,247

Yield
- g/t
/ - oz/t
2.83

3.51

2.95

0.082

0.102

0.086

Gold produced
- kg
/ - oz 000
893

924

3,341

29

30

107

Gold sold
- kg
/ - oz 000
884

992

3,299

28

32

106

Price received
- R/kg
/ - $/oz
- sold
99,173

104,874

104,010

325

314

311

Total cash costs
- R/kg
/ - $/oz
- produced
62,103

58,274

58,302

202

174

175

Total production costs
- R/kg
/ - $/oz
- produced
82,081

69,789

73,684

269

208

221

PRODUCTIVITY
per employee
- g
/ - oz
- target
2,128

1,967

1,737

68.41

63.23

55.86

- actual
1,505

1,669

1,495

48.40

53.66

48.07

FINANCIAL RESULTS (MILLION)
Gold income
88

104

343

9

10

33

Cost of sales
68

70

240

7

7

23

Cash operating costs
49

46

170

5

4

16

Other cash costs
6

7

25

1

1

3

Total cash costs
55

53

195

6

5

19

Rehabilitation and other non-cash costs
1

1

4

-

-

-

Production costs
56

54

199

6

5

19

Amortisation of mining assets
17

10

47

2

1

5

Inventory change
(5)

6

(6)

(1)

1

(1)

20

34

103

2

3

10

Realised non-hedge derivatives
(1)

-

-

-

-

-

Operating profit excluding unrealised non-hedge derivatives
19

34

103

2

3

10

Capital expenditure
9

9

37

1

1

3

47
NORTH AMERICA REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2002
2002
2002
2002
2002
2002
CRIPPLE CREEK & VICTOR J.V.
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined - 000
- tonnes
/ - tons
-

-

-

-

-

-

Treated - 000
- tonnes
/ - tons
-

-

-

-

-

-

Gold in ore
- kg
/ - oz 000
-

-

-

-

-

-

Yield
- g/t
/ - oz/t
-

-

-

-

-

-

Gold produced
- kg
/ - oz 000
-

-

-

-

-

-

Open-pit Operations
Mined - 000
- tonnes
/ - tons
9,570

11,038

43,675

10,549

12,167

48,144

Stripping ratio
- t (mined - treated) / t treated
1.47

2.14

2.53

1.47

2.14

2.53

Treated - 000
- tonnes
/ - tons
3,871

3,510

12,373

4,267

3,869

13,639

Gold in ore
- kg
/ - oz 000
2,264

5,880

17,192

73

189

553

Yield
- g/t
/ - oz/t
0.61

0.51

0.57

0.018

0.015

0.016

Gold produced
- kg
/ - oz 000
2,379

1,784

6,998

76

57

225

Total
Yield
- g/t
/ - oz/t
0.61

0.51

0.57

0.018

0.015

0.016

Gold produced
- kg
/ - oz 000
2,379

1,784

6,998

76

57

225

Gold sold
- kg
/ - oz 000
2,379

1,784

6,998

76

57

225

Price received
- R/kg
/ - $/oz
- sold
102,721

111,367

111,779

330

333

335

Total cash costs *
- R/kg
/ - $/oz
- produced
55,408

61,682

62,509

178

184

187

Total production costs
- R/kg
/ - $/oz
- produced
83,211

110,683

103,042

264

331

306

PRODUCTIVITY
per employee
- g
/ - oz
- target
3,920

2,689

2,593

126.05

86.46

83.38

- actual
2,553

1,888

1,856

82.07

60.70

59.68

FINANCIAL RESULTS (MILLION)
Gold income
243

197

770

25

19

74

Cost of sales
197

197

720

20

19

69

Cash operating costs
134

165

617

14

16

59

Other cash costs
21

-

21

2

-

2

Total cash costs
155

165

638

16

16

61

Rehabilitation and other non-cash costs
(2)

(37)

(103)

-

(4)

(10)

Production costs
153

128

535

16

12

51

Amortisation of mining assets
68

124

386

7

12

37

Inventory change
(24)

(55)

(201)

(3)

(5)

(19)

46

-

50

5

-

5

Realised non-hedge derivatives
-

1

11

-

-

1

Operating profit excluding unrealised non-hedge derivatives
46

1

61

5

-

6

Capital expenditure
72

169

706

8

16

66

Note: The gold produced from underground and open-pit
operations is allocated on gold in ore.
* Total cash cost calculation includes inventory change
48
NORTH AMERICA REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2002
2002
2002
2002
2002
2002
JERRITT CANYON J.V. - Attributable 70%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined - 000
- tonnes
/ - tons
249

235

938

275

259

1,034

Treated - 000
- tonnes
/ - tons
255

251

932

281

277

1,027

Gold in ore
- kg
/ - oz 000
2,054

2,017

7,942

66

65

255

Yield
- g/t
/ - oz/t
7.64

7.04

7.91

0.223

0.205

0.231

Gold produced
- kg
/ - oz 000
1,948

1,765

7,373

63

57

237

Open-pit Operations
Mined
- tonnes
/ - tons
- 000
-

-

-

-

-

-

Stripping ratio
- t (mined - treated) / t treated
-

-

-

-

-

-

Treated
- tonnes
/ - tons
- 000
-

-

-

-

-

-

Gold in ore
- kg
/ - oz 000
-

-

-

-

-

-

Yield
- g/t
/ - oz/t
-

-

-

-

-

-

Gold produced
- kg
/ - oz 000
-

-

-

-

-

-

Total
Yield
- g/t
/ - oz/t
7.64

7.04

7.91

0.223

0.205

0.231

Gold produced
- kg
/ - oz 000
1,948

1,765

7,373

63

57

237

Gold sold
- kg
/ - oz 000
1,955

1,750

7,365

63

56

237

Price received
- R/kg
/ - $/oz
- sold
101,056

110,226

112,248

327

329

334

Total cash costs
- R/kg
/ - $/oz
- produced
68,463

90,843

84,466

221

271

249

Total production costs
- R/kg
/ - $/oz
- produced
97,500

125,172

117,503

315

373

348

PRODUCTIVITY
per employee
- g
/ - oz
- target
2,235

2,479

2,369

71.85

79.71

76.16

- actual
2,202

2,003

2,110

70.79

64.39

67.85

FINANCIAL RESULTS (MILLION)
Gold income
197

191

812

20

18

78

Cost of sales
191

209

857

19

20

82

Cash operating costs
130

160

619

14

15

59

Other cash costs
3

-

3

-

-

-

Total cash costs
133

160

622

14

15

59

Rehabilitation and other non-cash costs
4

4

16

-

1

2

Production costs
137

164

638

14

16

61

Amortisation of mining assets
53

57

228

5

5

22

Inventory change
1

(12)

(9)

-

(1)

(1)

6

(18)

(45)

1

(2)

(4)

Realised non-hedge derivatives
-

1

14

-

-

1

Operating profit excluding unrealised non-hedge derivatives
6

(17)

(31)

1

(2)

(3)

Capital expenditure
19

13

80

2

1

8

Note: The gold produced from underground and open-pit
operations is allocated on gold in ore.
49
SOUTH AMERICA REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2002
2002
2002
2002
2002
2002
CERRO VANGUARDIA - Attributable 92.50% *
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined - 000
- tonnes
/ - tons
-

-

-

-

-

-

Treated - 000
- tonnes
/ - tons
-

-

-

-

-

-

Gold in ore
- kg
/ - oz 000
-

-

-

-

-

-

Yield
- g/t
/ - oz/t
-

-

-

-

-

-

Gold produced
- kg
/ - oz 000
-

-

-

-

-

-

Open-pit Operations
Mined - 000
- tonnes
/ - tons
3,124

2,741

8,946

3,443

3,021

9,861

Stripping ratio
- t (mined - treated) / t treated
13.95

14.98

14.26

13.95

14.98

14.26

Treated - 000
- tonnes
/ - tons
209

172

586

230

189

646

Gold in ore
- kg
/ - oz 000
2,109

1,624

5,757

68

52

185

Yield
- g/t
/ - oz/t
9.80

9.13

9.49

0.286

0.266

0.277

Gold produced
- kg
/ - oz 000
2,049

1,566

5,561

66

51

179

Total
Yield
- g/t
/ - oz/t
9.80

9.13

9.49

0.286

0.266

0.277

Gold produced
- kg
/ - oz 000
2,049

1,566

5,561

66

51

179

Gold sold
- kg
/ - oz 000
2,044

1,648

5,675

66

53

182

Price received
- R/kg
/ - $/oz
- sold
102,497

106,765

106,816

336

319

323

Total cash costs
- R/kg
/ - $/oz
- produced
33,309

34,339

34,384

108

103

104

Total production costs
- R/kg
/ - $/oz
- produced
61,538

72,955

67,362

198

218

203

PRODUCTIVITY
per employee
- g
/ - oz
- target
2,696

1,739

1,984

86.66

55.91

63.80

- actual
1,753

1,385

1,640

56.35

44.53

52.73

FINANCIAL RESULTS (MILLION)
Gold income
223

177

639

23

17

62

Cost of sales
128

115

388

13

11

37

Cash operating costs
53

41

146

6

4

14

Other cash costs
15

13

45

1

1

4

Total cash costs
68

54

191

7

5

18

Rehabilitation and other non-cash costs
2

2

7

-

-

1

Production costs
70

56

198

7

5

19

Amortisation of mining assets
56

58

177

6

6

17

Inventory change
2

1

13

-

-

1

95

62

251

10

6

25

Realised non-hedge derivatives
4

13

20

1

1

2

Operating profit excluding unrealised non-hedge derivatives
99

75

271

11

7

27

Capital expenditure
3

15

25

-

1

2

Note: The gold produced from underground and open-pit
operations is allocated on gold in ore.
* Effective July 2002 (previously 46.25%)
50
SOUTH AMERICA REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2002
2002
2002
2002
2002
2002
MORRO VELHO
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined - 000
- tonnes
/ - tons
215

220

839

237

242

925

Treated - 000
- tonnes
/ - tons
216

219

838

238

242

925

Gold in ore
- kg
/ - oz 000
1,638

1,739

6,462

53

56

208

Yield
- g/t
/ - oz/t
7.14

7.31

7.12

0.208

0.213

0.208

Gold produced
- kg
/ - oz 000
1,542

1,604

5,975

50

52

192

Open-pit Operations
Mined - 000
- tonnes
/ - tons
583

243

1,644

643

268

1,812

Stripping ratio
- t (mined - treated) / t treated
12.81

9.19

13.67

12.81

9.19

13.67

Treated - 000
- tonnes
/ - tons
42

24

112

47

26

123

Gold in ore
- kg
/ - oz 000
112

94

406

4

3

13

Yield
- g/t
/ - oz/t
3.31

3.75

3.61

0.097

0.109

0.105

Gold produced
- kg
/ - oz 000
140

89

404

4

3

13

Total
Yield
- g/t
/ - oz/t
6.51

6.96

6.71

0.190

0.203

0.196

Gold produced
- kg
/ - oz 000
1,681

1,693

6,380

54

54

205

Gold sold
- kg
/ - oz 000
1,660

1,734

6,365

53

55

205

Price received
- R/kg
/ - $/oz
- sold
101,640

108,665

112,439

328

324

334

Total cash costs
- R/kg
/ - $/oz
- produced
36,895

40,995

44,273

120

122

131

Total production costs
- R/kg
/ - $/oz
- produced
54,293

61,066

65,056

176

182

193

PRODUCTIVITY
per employee
- g
/ - oz
- target
378

393

368

12.15

12.63

11.85

- actual
416

486

434

13.36

15.63

13.94

FINANCIAL RESULTS (MILLION)
Gold income
167

187

701

17

18

67

Cost of sales
92

110

415

9

10

39

Cash operating costs
60

67

276

6

6

26

Other cash costs
2

2

7

-

-

1

Total cash costs
62

69

283

6

6

27

Rehabilitation and other non-cash costs
1

1

5

-

-

-

Production costs
63

70

288

6

6

27

Amortisation of mining assets
29

33

127

3

3

12

Inventory change
-

7

-

-

1

-

75

77

286

8

8

28

Realised non-hedge derivatives
2

2

14

-

-

1

Operating profit excluding unrealised non-hedge derivatives
77

79

300

8

8

29

Capital expenditure
37

46

173

4

5

17

Note: The gold produced from underground and open-pit
operations is allocated on gold in ore.
51
SOUTH AMERICA REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2002
2002
2002
2002
2002
2002
SERRA GRANDE - Attributable 50%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined - 000
- tonnes
/ - tons
92

95

369

101

105

407

Treated - 000
- tonnes
/ - tons
90

95

371

99

105

409

Gold in ore
- kg
/ - oz 000
727

787

3,036

23

25

98

Yield
- g/t
/ - oz/t
7.72

7.87

7.84

0.225

0.230

0.229

Gold produced
- kg
/ - oz 000
693

751

2,913

22

24

94

Open-pit Operations
Mined - 000
- tonnes
/ - tons
-

-

-

-

-

-

Stripping ratio
- t (mined - treated) / t treated
-

-

-

-

-

-

Treated - 000
- tonnes
/ - tons
-

-

-

-

-

-

Gold in ore
- kg
/ - oz 000
-

-

-

-

-

-

Yield
- g/t
/ - oz/t
-

-

-

-

-

-

Gold produced
- kg
/ - oz 000
-

-

-

-

-

-

Total
Yield
- g/t
/ - oz/t
7.72

7.87

7.84

0.225

0.230

0.229

Gold produced
- kg
/ - oz 000
693

751

2,913

22

24

94

Gold sold
- kg
/ - oz 000
729

766

2,988

24

25

96

Price received
- R/kg
/ - $/oz
- sold
100,685

108,537

112,928

326

324

334

Total cash costs
- R/kg
/ - $/oz
- produced
28,890

30,104

33,967

94

90

100

Total production costs
- R/kg
/ - $/oz
- produced
47,274

49,600

53,584

153

148

158

PRODUCTIVITY
per employee
- g
/ - oz
- target
831

905

879

26.72

29.08

28.25

- actual
891

959

932

28.64

30.85

29.97

FINANCIAL RESULTS (MILLION)
Gold income
73

82

329

7

8

31

Cost of sales
34

39

161

3

3

15

Cash operating costs
19

22

94

2

2

9

Other cash costs
1

1

5

-

-

-

Total cash costs
20

23

99

2

2

9

Rehabilitation and other non-cash costs
-

-

1

-

-

-

Production costs
20

23

100

2

2

9

Amortisation of mining assets
13

14

56

1

1

5

Inventory change
1

2

5

-

-

1

39

43

168

4

5

16

Realised non-hedge derivatives
-

1

8

-

(1)

1

Operating profit excluding unrealised non-hedge derivatives
39

44

176

4

4

17

Capital expenditure
4

5

32

-

1

3

Note: The gold produced from underground and open-pit
operations is allocated on gold in ore.
52
AUSTRALIA REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2002
2002
2002
2002
2002
2002
BODDINGTON - Attributable 33.33%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Volume mined - 000
- bcm
/ - bcy
-

-

-

-

-

-

Treated - 000
- tonnes
/ - tons
-

-

-

-

-

-

Yield
- g/t
/ - oz/t
-

-

-

-

-

-

Gold produced
- kg
/ - oz 000
-

12

54

-

-

2

Gold sold
- kg
/ - oz 000
-

12

75

-

-

2

Price received
- R/kg
/ - $/oz
- sold
-

-

-

-

-

-

Total cash costs
- R/kg
/ - $/oz
- produced
-

-

-

-

-

-

Total production costs
- R/kg
/ - $/oz
- produced
-

-

-

-

-

-

PRODUCTIVITY
per employee
- g
/ - oz
- target
-

-

-

-

-

-

- actual
-

-

-

-

-

-

FINANCIAL RESULTS (MILLION)
Gold income
-

1

7

-

-

1

Cost of sales
(3)

1

3

-

-

-

Cash operating costs
(2)

-

1

-

-

-

Other cash costs
-

-

-

-

-

-

Total cash costs
(2)

-

1

-

-

-

Rehabilitation and other non-cash costs
(1)

-

-

-

-

-

Production costs
(3)

-

1

-

-

-

Amortisation of mining assets
-

-

-

-

-

-

Inventory change
-

1

2

-

-

-

3

-

4

-

-

1

Realised non-hedge derivative gains (losses)
-

-

1

-

-

(1)

Operating profit excluding unrealised non-hedge derivatives
3

-

5

-

-

-

Capital expenditure
-

-

-

-

-

-

53
AUSTRALIA REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2002
2002
2002
2002
2002
2002
SUNRISE DAM
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Volume mined - 000
- bcm
/ - bcy
2,265

2,817

14,703

2,963

3,685

19,232

Treated - 000
- tonnes
/ - tons
866

830

3,407

954

915

3,756

Yield
- g/t
/ - oz/t
3.23

3.94

3.49

0.094

0.115

0.102

Gold produced
- kg
/ - oz 000
2,796

3,268

11,892

90

105

382

Gold sold
- kg
/ - oz 000
2,684

3,285

11,887

86

106

382

Price received
- R/kg
/ - $/oz
- sold
102,296

110,869

104,062

331

330

310

Total cash costs
- R/kg
/ - $/oz
- produced
59,660

56,895

59,451

193

170

177

Total production costs
- R/kg
/ - $/oz
- produced
75,322

73,503

76,271

243

220

227

PRODUCTIVITY
per employee
- g
/ - oz
- target
1,890

1,936

1,933

60.78

62.24

62.14

- actual
2,907

3,489

3,136

93.46

112.17

100.83

FINANCIAL RESULTS (MILLION)
Gold income
307

371

1,228

32

36

118

Cost of sales
238

239

886

25

24

86

Cash operating costs
160

177

676

17

17

65

Other cash costs
7

9

31

1

2

3

Total cash costs
167

186

707

18

19

68

Rehabilitation and other non-cash costs
2

2

7

-

-

1

Production costs
169

188

714

18

19

69

Amortisation of mining assets
42

52

193

4

5

18

Inventory change
27

(1)

(21)

3

-

(1)

69

132

342

7

12

32

Realised non-hedge derivative gains (losses)
(32)

(7)

9

(3)

-

1

Operating profit excluding unrealised non-hedge derivatives
37

125

351

4

12

33

Capital expenditure
147

65

258

16

6

26

54
AUSTRALIA REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2002
2002
2002
2002
2002
2002
UNION REEFS
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Volume mined - 000
- bcm
/ - bcy
741

862

3,024

970

1,127

3,955

Treated - 000
- tonnes
/ - tons
676

669

2,707

745

737

2,984

Yield
- g/t
/ - oz/t
1.28

1.32

1.36

0.037

0.038

0.040

Gold produced
- kg
/ - oz 000
863

880

3,680

28

29

118

Gold sold
- kg
/ - oz 000
837

894

3,666

27

29

118

Price received
- R/kg
/ - $/oz
- sold
97,632

110,501

102,875

318

330

306

Total cash costs
- R/kg
/ - $/oz
- produced
75,663

68,849

75,630

244

205

224

Total production costs
- R/kg
/ - $/oz
- produced
88,641

82,335

92,248

286

246

273

PRODUCTIVITY
per employee
- g
/ - oz
- target
1,363

2,135

1,978

43.82

68.65

63.59

- actual
1,737

2,195

1,928

55.85

70.58

61.98

FINANCIAL RESULTS (MILLION)
Gold income
97

100

378

10

10

36

Cost of sales
78

77

341

8

8

33

Cash operating costs
65

61

279

7

6

27

Other cash costs
-

-

-

-

-

-

Total cash costs
65

61

279

7

6

27

Rehabilitation and other non-cash costs
7

6

24

1

1

3

Production costs
72

67

303

8

7

30

Amortisation of mining assets
4

5

37

-

1

3

Inventory change
2

5

1

-

-

-

19

23

37

2

2

3

Realised non-hedge derivative gains (losses)
(16)

(1)

(1)

(2)

-

-

Operating profit excluding unrealised non-hedge derivatives
3

22

36

-

2

3

Capital expenditure
-

-

1

-

-

-

55
The results included herein for the quarter and 12 months ended 31 December 2002, which have been reviewed by the auditors, are prepared using the accounting policies which are in accordance with the standards issued by the International Accounting Standards Board and the South African Institute of
Chartered Accountants.  Where appropriate, comparative figures have been restated.
1.       With effect from close of business on 24 December 2002, AngloGold's ordinary shares were sub-
divided at a ratio of 2 for 1.  All references to ordinary shares and all calculations relating thereto, have been restated to take cognisance of the sub-division.  Holdings of ADSs and CDIs did not change.
2.       During the quarter, 65,400 ordinary shares were allotted in terms of the AngloGold Share Incentive
Scheme and 278,196 ordinary shares were allotted in terms of the AngloGold Odd-lot Offer.
3.       Orders placed and outstanding on capital contracts as at 31 December 2002 totalled R918m
(30 September 2002: R1,067m), equivalent to $107m (30 September 2002: $101m) at the rate of exchange ruling on that date.
4.       Although AngloGold holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company Limited, it is
currently entitled to receive 100% of the cash flow from the operation until a loan, extended to the joint venture by AngloGold North America Inc., is repaid.
5.       At the general meeting of shareholders held on 5 December 2002, all the ordinary and special resolutions, as specified in the notice of meeting dated 11 November 2002, were passed by the requisite majority of shareholders.  The results of the Odd-lot Offer are as follows:
Number of
shareholders
Number of shares
Share Capital (R)
Holders electing to purchase ordinary
shares
4,643*
495,534
116,116,004.55
Holders electing/deemed to have elected
to sell shares and consequently removed
from register of members
11,213
217,338
53,608,591.08
Total ordinary shares allotted by
AngloGold
278,196
62,507,413.47
*  Includes nominee companies and brokers acting on behalf of beneficial shareholders.
A total of 2,098 shareholders holding 50,794 ordinary shares elected to retain their odd-lot holdings.
6.
Dividend
To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.
The directors have today declared Final Dividend No. 93 of 675 (Final Dividend No. 91: 550) South African
cents per ordinary share for the 12 months ended 31 December 2002.  In compliance with the requirements of STRATE, the salient dates for the payment of the dividend are as follows:
2003
Currency conversion date for UK pounds and Australian dollars
Thursday 6 February
Last date to trade ordinary shares cum dividend
Friday 14 February
Last date to register transfers of certificated securities cum dividend
Friday 14 February
Ordinary shares trade ex dividend
Monday 17 February
Record date
Friday 21 February
Payment date
Friday 28 February
NOTES
56
On the payment date, dividends due to holders of certificated securities on the South African share register will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.
Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.
To comply with the further requirements of STRATE, between Monday, 17 February 2003 and Friday,
21 February 2003, both days inclusive, no transfers between the South African, United Kingdom and
Australian share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.
To holders of American Depositary Shares
Each American Depositary Share (ADS) represents one ordinary share.
2003
Ex dividend on New York Stock Exchange
Wednesday 19 February
Record date
Friday 21 February
Approximate date for currency conversion
Friday 28 February
Approximate payment date of dividend
Friday 14 March
Assuming an exchange rate of R8.607/$1, the dividend payable on an ADS is equivalent to 78.42 US cents.
This compares with the final dividend of 49.06 US cents per ADS paid on 14 March 2002.  However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.
By order of the Board
R P EDEY
R M GODSELL
Chairman
Chief Executive Officer
30 January 2003
SHAREHOLDERS' DIARY
Financial year-end
31 December 2002
Annual financial statements
 scheduled posting date
27 March 2003
Annual general meeting
11:00
30 April 2003
Quarterly Reports released
     Quarter ended 31 March 2003
30 April 2003
     Quarter and six months ended 30 June 2003
31 July 2003
     Quarter and nine months ended 30 September 2003
31 October 2003
     Quarter and year ended 31 December 2003
30 January 2004
Dividends
Dividend number
Declared
Last date to trade
ordinary shares cum
dividend
Payment date to
shareholders
Payment date to ADS
holders
Final  No. 93
30 January 2003
14 February 2003
28 February 2003
14 March 2003*
Interim  No. 94
30 July 2003*
15 August 2003*
29 August 2003*
12 September 2003*
Final  No. 95
29 January 2004*
13 February 2004*
27 February 2004*
12 March 2004*
* Approximate dates
Visit AngloGold's website on www.anglogold.com for updated information.
5
7
AngloGold's marketing department has for some years been developing and implementing strategies to better understand and expand the market for its product around the world. As part of this programme, opportunities for local beneficiation  or adding value through processing, refining and marketing within the region or country in which the gold has been mined  have been explored.
South Africa's new minerals legislation has focused attention on the need for the South
African mining industry to develop initiatives which add value downstream from the refinery, to enhance mineral products locally, to create job opportunities and to develop skills. AngloGold is currently well-placed to meet the requirements of this legislation as a result of its downstream activities to date.
Some of AngloGold's key projects are:
OroAfrica  In July 2000, AngloGold acquired a 25% stake in OroAfrica, South Africa's largest gold jewellery manufacturer providing an opportunity to promote and market gold jewellery in the markets of the developed world. OroAfrica employs 170 people and consumes about 4 tons of fine gold each year. AngloGold and OroAfrica have collaborated on projects such as consumer research in the USA, the establishment of a new product design centre in Cape Town and the initiation of an African gold jewellery brand.
Riches of Africa Jewellery Design Competition  Established by AngloGold in 1998,
the competition aims to encourage innovative gold jewellery design by South African designers, to enhance technical skills and to support the local jewellery industry. This annual event showcases South Africa's jewellery design talent and manufacturing expertise. Training workshops are held for the benefit of competition entrants, with the winning works exhibited and used in fashion shows throughout the world.
Project AuTEK  This is a programme to research and develop the use of gold in advanced industrial processes and devices as well as in consumer applications.
Launched in 2000 with Mintek (the national metallurgical research organisation), the project is focused on the application of gold as a catalyst and, in particular, on its use in air purification, automotive applications and in the chemical industry.
Atteridgeville Jewellery Project  This project was established in January 2000 to open the South African jewellery industry to previously disadvantaged people through training and development and to encourage jewellery production innovation and design through
Adding value to gold
downstream
Ensuring a sustainable gold industry
A gold shirt made of a "fuzzy mesh"
combines assorted gold and olive
crystal beads
The Riches of Africa jewellery design
competition  Showcasing South Africa's
jewellery design talent and manufacturing
expertise
5
8
training programmes. AngloGold's founding sponsorship has been followed by the company's active participation in the programme. The founding project manager, Vukani
Ubuntu Community Development Projects, has now set up branches in three other
South African centres.
Gold of Africa Museum, Workshop and Educational Programmes  Opened in
November 2001, the museum is built around a collection of more than 350 gold artefacts from West Africa, the bulk of which was purchased by AngloGold from the Muse
Barbier-Mueller in Geneva. In addition to housing the Traditional African Goldsmith
Training Programme, the museum hosts seminars and design workshops, and offers gold heritage tours to scholars to instil knowledge and pride in the history of gold which has played an integral part in South African culture and history.
Traditional African Goldsmith Training Programmes  In 1999, AngloGold established the Traditional African Goldsmith Training Programme and through this exchange of skills in both South Africa and Mali, in West Africa, traditional goldsmithing techniques are now being taught as part of jewellery design and manufacturing courses throughout tertiary institutions and design schools in South Africa.
GoldAvenue  The partnership, established in 2000 between AngloGold, JP Morgan and
PAMP, is a commercial venture established to investigate commercial business and consumer-related downstream opportunities on e-commerce. As part of this project,
GoldAvenue has launched a catalogue of gold jewellery for retail sale in the USA with
Vivre, a US-based luxury goods catalogue business.
Jewellery Designer Forum  Brazil
The Designer Forum is a jewellery design competition  the first of its kind in Brazil and sponsored entirely by AngloGold. Targeted at Brazilian jewellery designers, more than 400 designs were submitted for judging in several categories in 2002. The Forum has significantly raised the profile of talented Brazilian jewellery designers and has also contributed to the GoldAvenue project  the next catalogue will feature 28 of the winning Brazilian pieces from this competition. The Forum is planned to be a regular event in South America.
AngloGold published a report on the company's beneficiation programme in
December 2002. The report may be obtained from the company's website
www.anglogold.com
The Bamako Jewellery School, Mali,
passes on its expertise and knowledge in
the age-old craft of goldsmithing
Traditional Africa bead-work, using gold
beads, is combined with traditional pearl-
knotting techniques
The Jewellery Designer Forum in Brazil
Hot Glamour, Young and Cool
jewellery designs
5
9
Administrative
information
Contacts
South Africa
Steve Lenahan
Telephone: +27 11 637 6248
Fax: +27 11 637 6247
E-mail: slenahan@anglogold.com
Peta Baldwin
Telephone: +27 11 637 6647
Fax: +27 11 637 6399
E-mail: pbaldwin@anglogold.com
Europe/Asia
Tomasz Nadrowski
Telephone: (800) 417 9255 (toll free in
USA and Canada)
Fax: +1 212 750 5626
E-mail: tnadrowski@anglogold.com
United States of America
Charles Carter
Telephone: (800) 417 9255 (toll free in USA
and Canada) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: cecarter@anglogold.com
Australia
Andrea Maxey
Telephone: + 61 8 9425 4604
Fax: + 61 8 9425 4662
E-mail: amaxey@anglogold.com.au
General E-mail enquiries
investors@anglogold.com
AngloGold website
http://www.anglogold.com
Global BuyDIRECT
SM
The Bank of New York maintains a direct
share purchase and dividend reinvestment
plan for AngloGold.
For additional information, please visit The
Bank of New York's website at
www.globalbuydirect.com or call Shareholder
Relations Department at 1-888-BNY-ADRS or
write to:
The Bank of New York
Church Street Station
PO Box 11258
New York, NY 10286-1258
United States of America
Directors
Executive
R M Godsell (Chief Executive Officer)
J G Best
D L Hodgson
K H Williams
Non-Executive
R P Edey* (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman
#
Mrs E le R Bradley
C B Brayshaw
Dr V K Fung
#
A W Lea (Alternate: P G Whitcutt)
W A Nairn (Alternate: A H Calver*)
J Ogilvie Thompson (Alternate: D D Barber)
N F Oppenheimer
A J Trahar
* British
#
American
Offices
Registered and Corporate
Managing Secretary
Ms Y Z Simelane
Company Secretary
C R Bull
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St Georges Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662
United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
Share Registrars
South Africa
Computershare Investor Services Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: +27 11 370 5000
Fax: +27 11 688 7719
United Kingdom
Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0001
Fax: +44 870 703 6119
Australia
Computershare Investor Services Pty Limited
Level 2, 45 St Georges Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 70 10 (in Australia)
Fax: +61 8 9323 2033
ADR Depositary
The Bank of New York
101 Barclay Street
22nd Floor
New York, NY 10286
United States of America
Telephone: +1 888 269 2377
Fax: +1 212 571 3050/3052
Authorised Representative
United States of America
Puglisi & Associates
850 Library Avenue, Suite 204
PO Box 885
Newark, Delaware 19715
United States of America
Telephone: +1 302 738 6680
Fax: +1 302 738 7210
AngloGold Limited
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
Certain statements contained in this document, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of AngloGold's exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold's operations, economic performance and financial condition. Although AngloGold believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Limited
Date:  31 January 2003
By:  /s/ C R BULL
Name:  C R Bull
Title:     Company Secretary